UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 17, 2017

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 16, 2017 announcing Turkcell’s Fourth Quarter 2016 results and Q4 2016 IFRS Report.

1

Fourth Quarter and Full Year 2016 Results

Contents

HIGHLIGHTS
COMMENTS BY KAAN TERZIOGLU, CEO	4

FINANCIAL AND OPERATIONAL REVIEW OF THE FOURTH QUARTER AND FULL YEAR 2016
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW IN TURKEY	10

TURKCELL INTERNATIONAL
lifecell	11
BeST	12
Kuzey Kıbrıs Turkcell	13
FINTUR	13
TURKCELL GROUP SUBSCRIBERS	13

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	14

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	14

Appendix A – Tables	16

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	As previously announced, starting from Q115, we now have three reporting segments:

o
“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases, this term covered only mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.

o
“Other subsidiaries” which is mainly comprised of our information and entertainment services, call center business revenues, financial services revenues and inter-business eliminations. Call centers were previously included in Turkcell Turkey but are, with effect from the fourth quarter of 2015, now included in “Other subsidiaries”. We have made this change because we believe that our third party call center revenues are not telecom related. All figures presented in this document for prior periods have been restated to reflect this change.

•
In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for December 31, 2016 refer to the same item as at December 31, 2015. For further details, please refer to our consolidated financial statements and notes as at and for December 31, 2016, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the fourth quarters and for the full year 2015 and 2016 is based on IFRS figures.

•
In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016. Certain operating data that we previously presented with Fintur included has been restated without Fintur.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies for the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

2

Fourth Quarter and Full Year 2016 Results

FOURTH QUARTER FINANCIAL HIGHLIGHTS

•	Highest revenue and EBITDA growth of the past ten years, plus all time high quarterly revenue and EBITDA, both at Group and Turkcell Turkey level

•	Group revenues and EBITDA[1] up 21.3% and 29.6%, respectively with an EBITDA margin of 33.9% up 2.2pp year-on-year

•
Turkcell Turkey’s revenues and EBITDA up 19.3% and 28.3%, respectively with an EBITDA margin improvement of 2.4pp to 34.3%; data and digital services revenues, comprising 62% of Turkcell Turkey revenues, up 94.1%

•	Turkcell International revenues up 12.4% with an EBITDA margin of 27.2%

•	Group net income as per IFRS at TRY351 million (TRY584 million). Group proforma net income[2] up 15.7% to TRY706 million (TRY610 million)

•	Fintur classified as ‘held for sale’ and reported as discontinued operations as of October 2016

FULL YEAR FINANCIAL SUMMARY

•	Full year guidance for 2016 delivered

•	All-time-high full year revenue and EBITDA, both at Group and Turkcell Turkey level

•	Group revenues and EBITDA[1] up 11.9% and 11.6%, respectively with an EBITDA margin of 32.3%

•	Turkcell Turkey revenues and EBITDA up 11.4% and 10.7%, respectively with an EBITDA margin of 32.5%

•	Group net income as per IFRS of TRY1,492 million (TRY2,068 million). Group proforma net income[2] up 7.4% to TRY2,522 million (TRY2,348 million)

•	2017 Group guidance[3]; revenue growth target of 13% - 15%, EBITDA margin target of 32% - 34% and operational capex over sales ratio target of ~20%

Group midterm target3 for the period 2017-2019; revenue growth target of 12% - 14%, EBITDA margin target of 33% - 35% and operational capex over sales ratio targeted to decline to ~16% as of 2019

FINANCIAL HIGHLIGHTS
TRY million	Q415	Q416	y/y %	FY15	FY16	y/y %
Revenue	3,334	4,044	21.3%	12,769	14,286	11.9%
Turkcell Turkey	2,998	3,576	19.3%	11,481	12,788	11.4%
EBITDA[1]	1,058	1,371	29.6%	4,141	4,620	11.6%
Turkcell Turkey	956	1,227	28.3%	3,760	4,161	10.7%
EBITDA Margin	31.7%	33.9%	2.2pp	32.4%	32.3%	(0.1pp)
Net Income	584	351	(40.0%)	2,068	1,492	(27.8%)
Proforma Net Income[2]	610	706	15.7%	2,348	2,522	7.4%

(1) EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation and the explanation of how we calculate Adjusted EBITDA to net income.
(2) We use “proforma net income” as a means of presenting our net income net of certain non-operating items and items that we believe are non-recurring. We believe “proforma net income” facilitates performance comparisons from period to period and management decision making. We define “proforma net income” in this document as net income excluding FX gain / (loss) (including tax and minority impact), interest Income on time deposits of Turkcell Iletisim Hizmetleri, interest expense on loans & borrowings, Fintur impact, 4.5G license amortization and one-off items. Please note that this is a non-GAAP measure and that we may in future presentations change the scope of items that we deduct from net income to arrive at “proforma net income.” Please see Appendix A for a reconciliation of Group and Turkcell Turkey proforma net income to net income as per IFRS.
(3) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2015 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.
For further details, please refer to our consolidated financial statements and notes as at and for December 31, 2016 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

3

Fourth Quarter and Full Year 2016 Results

COMMENTS BY KAAN TERZIOGLU, CEO

4.5G investment generated the highest growth of the past 10 years

We concluded the year of 2016 having met all of our targets with outstanding performance. In 2016, as Turkcell Group our investments amounted to TRY3.5 billion.  These investments, which we made in full confidence in both our country and its economy, have notably resulted in positive returns in all our areas of operation. In the fourth quarter of 2016, Turkcell Group and Turkcell Turkey registered the highest revenue and EBITDA growth since 2007.

With our 4.5G investment, one of the key developments of 2016, we achieved population coverage of around 82.5% in 81 cities across Turkey, while the average data consumption of our 4.5G customers reached 5GB in December. We have registered our highest customer retention level in mobile since 2007, and in the last quarter we saw 291 thousand net additions, which is the highest level since 2013. On the fixed side, the quarterly gain of 147 thousand subscribers was the highest ever, while fiber subscribers exceeded 1 million. The great interest in our digital services continued to increase in this quarter as well. Our TV subscribers exceeded 1 million, and at the same time customers who downloaded BiP, Turkcell TV+, Lifebox, Goller Cepte (Goals on Mobile), fizy, Hesabım (My Account), Dergilik (Digital Publishing) and Turkcell Academy applications reached 44.2 million from 21.4 million in the previous year. In 2016, we made digital services all access, once again in line with our vision. Meanwhile, our consumer finance company Financell, which started its operations in 2016, provided TRY2.9 billion of loans to 1 million 850 thousand customers.

In addition to operational progress, we actively managed our balance sheet and risks. In the last quarter, we reduced our foreign exchange position to US$125 million1 from US$2 billion in 2015, mitigating the foreign exchange risk.

All of these developments reflected positively in our financials. Turkcell Group revenues rose 21.3% year-on-year to TRY4.0 billion in the quarter, with EBITDA2 reaching TRY1.4 billion on a 29.6% rise, and with an EBITDA margin of 33.9%. In 2016, Turkcell Group revenues grew 11.9% exceeding TRY14 billion, while EBITDA2 rose 11.6% to TRY4.6 billion and the EBITDA margin was at 32.3%. Thus, we delivered on our 2016 guidance. In 2016, net income as per IFRS realized at TRY1.5 billion, while proforma net income3 rose 7.4% to TRY2.5 billion.

Previously we had stated that we were evaluating various strategic alternatives for Fintur, in which we own a 41.45% stake, including its sale. In parallel to our strategy, and due to IFRS rules, we have decided to classify Fintur as ‘held for sale’.

Consumption of data and digital services is increasing…

In the last quarter of 2016, our data revenues grew 74% year-on-year and our digital service revenues grew 200% on increased data users, 2.8GB average monthly data usage per user, 64% smartphone penetration and strong demand. Our 4.5G subscribers4 reached 23 million.

In the last quarter, our customer acquisition continued in postpaid, fiber and digital services. The postpaid subscriber base grew by 797 thousand annually, comprising 52.5% of the total subscriber base. Our fiber customer base rose by 144 thousand, exceeding 1 million, while our total number of fixed customers reached 1.9 million with 342 thousand annual net additions.

In line with our convergence strategy, the mobile triple play ratio5, which includes customers of voice, data and digital services combined, reached 42% with a 25pp increase, while multiplay with TV service users6 ratio grew 10pp to 36% year-on-year.

Thanks to our value focused acquisition strategy, as well as increasing package penetration, a growing postpaid base, rising data consumption and triple play customers, mobile ARPU posted a record increase of 18% in the fourth quarter to TRY30.97, while fixed residential ARPU reached TRY51.1.

4

Fourth Quarter and Full Year 2016 Results

Pioneers in the sector….

In 2016, our consumer finance company, launched under the Financell brand, and operating in areas of finance and technology known collectively as “Fintech”, made great progress within a short period of time.  Financell, saw excess demand in the issuance of its commercial paper, expects to continue to raise funds using capital market instruments in the upcoming periods, and aims to continue to contribute to Group balance sheet efficiency. In this respect, the necessary approval for the issuance of asset-backed securities was applied for in January 2017. Turkcell Ödeme Hizmetleri A.Ş. (Turkcell Payment Services), which offers payment solutions to customers, and operating under the Paycell brand, received BRSA authorization in August 2016, to become the first licensed operator brand.

Responding to strong data demand, and in step with technological developments in the sector, Turkcell enabled data based communication with ‘lifecell’, the digital brand of Kuzey Kıbrıs Turkcell, marking a first for Turkey and the world. With lifecell, through which communication needs such as voice and messaging are met via data packages, calls are made through BiP, while digital services such as Lifebox, Fizy and Turkcell TV+ also enhance our customers’ lives.

Due to the responsibility we bear as a technological leader, we have played a key role in the global development of 5G technologies through our national and international collaborations made over the past 1.5 years. Our cooperation with Ericsson in the 15GHz band enabled us to achieve a speed of 24.7Gbit in Turkey’s first 5G test. As Turkcell, our goal is to be one of the first 5G operators in the world, while at the same time developing homegrown technology in 5G, thereby ensuring that Turkey produces technology rather than merely consuming it.

In 2016, to meet Turkey’s digital data management need, we built the nation’s largest data center in Gebze, which has a closed area of 33 thousand square meters meeting the highest standards. In addition, we started discussions with sector players towards establishing common infrastructure for efficient use of resources and ensuring fair competition within the scope of Turkey’s fiber mobilization.

We continue to grow in 2017

Despite the macroeconomic and geopolitical headwinds in 2016, we reached our year-end targets both operationally and financially with record prints. We introduced our customers to 4.5G technology swiftly and seamlessly. Going forward, we aim to continue to deliver the most advanced communication technology to our customers and enrich their lives through digital services.

In this respect in 2017, we target increasing our Group revenues by 13-15%, an EBITDA margin of 32-34%, and an operational capex to sales ratio of 20%. In the medium term, between 2017-2019, we are targeting to have our Group revenues grow by 12-14%, with an EBITDA margin target of 33-35% and the operational capex to sales ratio to decline to 16% by 20198.

I take this opportunity to once again thank our investors, employees and Board of Directors, as well as all stakeholders, who have continuously supported the realization of Turkcell’s targeted performance.

(1) This figure takes into account advance payments and the impact of hedging, and assumes utilizing the option of paying the last instalment of the 4.5G licence in TRY.
(2) EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation and the explanation of how we calculate Adjusted EBITDA to net income.
(3) We use “proforma net income” as a means of presenting our net income net of certain non-operating items and items that we believe are non-recurring. We believe “proforma net income” facilitates performance comparisons from period to period and management decision making. We define “proforma net income” in this document as net income excluding FX gain / (loss) (including tax and minority impact), interest income on time deposits of Turkcell Iletisim Hizmetleri, interest expense on loans & borrowings, Fintur impact, 4.5G license amortization and one-off items. Please note that this is a non-GAAP measure and that we may in future presentations change the scope of items that we deduct from net income to arrive at “proforma net income.” Please see Appendix A for a reconciliation of Group and Turkcell Turkey proforma net income to net income as per IFRS.
(4) Customers registered to 4.5G services through SMS confirmation
(5) Breakdown among mobile voice users which excludes subscribers who do not use their line in the last 3 months
(6) Multiplay customers with TV: Internet + TV users & internet + TV + voice users
(7) Blended mobile ARPU excluding M2M users
(8) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2015 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

5

Fourth Quarter and Full Year 2016 Results

FINANCIAL AND OPERATIONAL REVIEW

The following discussion focuses principally on the developments and trends in our business in the fourth quarter and full year 2016 in TRY terms. Selected financial information presented in this press release for the fourth quarters and for the full year 2015 and 2016 is based on IFRS figures.

Selected financial information for the fourth quarter of 2015, third and fourth quarters of 2016 and full year 2015 and 2016, prepared in accordance with IFRS and Turkish Accounting standards, is also included at the end of this press release.

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Quarter			Year
	Q415	Q416	y/y %	FY15	FY16	y/y %
Total Revenue	3,334.5	4,043.6	21.3%	12,769.4	14,285.6	11.9%
Direct cost of revenues[1]	(2,054.8)	(2,608.3)	26.9%	(7,769.5)	(9,236.6)	18.9%
Direct cost of revenues1/revenues	(61.6%)	(64.5%)	(2.9pp)	(60.8%)	(64.7%)	(3.9pp)
Depreciation and amortization	(437.0)	(604.3)	38.3%	(1,667.8)	(2,203.2)	32.1%
Gross Margin	38.4%	35.5%	(2.9pp)	39.2%	35.3%	(3.9pp)
Administrative expenses	(165.9)	(190.0)	14.5%	(625.3)	(721.8)	15.4%
Administrative expenses/revenues	(5.0%)	(4.7%)	0.3pp	(4.9%)	(5.1%)	(0.2pp)
Selling and marketing expenses	(492.6)	(478.5)	(2.9%)	(1,901.9)	(1,910.9)	0.5%
Selling and marketing expenses/revenues	(14.8%)	(11.8%)	3.0pp	(14.9%)	(13.4%)	1.5pp
EBITDA[2]	1,058.2	1,371.1	29.6%	4,140.5	4,619.5	11.6%
EBITDA Margin	31.7%	33.9%	2.2pp	32.4%	32.3%	(0.1pp)
EBIT[3]	621.2	766.8	23.4%	2,472.7	2,416.3	(2.3%)
Net finance income / (expense)	12.5	(198.3)	n.m	(43.4)	(172.8)	298.2%
Finance expense	(141.0)	(692.2)	390.9%	(799.5)	(1,237.6)	54.8%
Finance income	153.5	493.9	221.8%	756.1	1,064.8	40.8%
Other income / (expense)	(31.1)	(44.4)	42.8%	(225.9)	(234.3)	3.7%
Non-controlling interests	(7.6)	(17.7)	132.9%	164.1	(51.7)	(131.5%)
Income tax expense	(109.2)	(111.3)	1.9%	(667.1)	(423.2)	(36.6%)
Discontinued operations	98.4	(44.4)	(145.1%)	367.3	(42.2)	(111.5%)
Net Income	584.2	350.7	(40.0%)	2,067.7	1,492.1	(27.8%)

Proforma Net Income[4]	610.1	706.0	15.7%	2,348.4	2,521.6	7.4%

(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation and an explanation of how we calculate Adjusted EBITDA to net income.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.
(4) We use “proforma net income” as a means of presenting our net income net of certain non-operating items and items that we believe are non-recurring. We believe “proforma net income” facilitates performance comparisons from period to period and management decision making. We define “proforma net income” in this document as net income excluding FX gain / (loss) (including tax and minority impact), interest Income on time deposits of Turkcell Iletisim Hizmetleri, interest expense on loans & borrowings, Fintur impact, 4.5G license amortization and one-off items. Please note that this is a non-GAAP measure and that we may in future presentations change the scope of items that we deduct from net income to arrive at “proforma net income.” Please see Appendix A for a reconciliation of Group and Turkcell Turkey proforma net income to net income as per IFRS.

6

Fourth Quarter and Full Year 2016 Results

Revenues of the Group grew by 21.3% year-on-year in Q416.

Turkcell Turkey revenues, comprising 88% of Group revenues, rose by 19.3% to TRY3,576 million (TRY2,998 million).

-	Consumer segment revenues increased by 19.9% to TRY2,867 million (TRY2,391 million), while corporate segment revenues grew by 11.7% to TRY591 million (TRY529 million).

Mobile data revenues rose by 89.1% to TRY1,400 million (TRY740 million) mainly with higher smartphone penetration, increased data users and higher data consumption. Fixed data revenues increased by 26.8% to TRY289 million (TRY228 million) with increased customers and higher usage. Digital services revenues grew by 200.5% to TRY537 million (TRY179 million) mainly driven by increased usage of Turkcell TV+, Turkcell’s digital publishing service Dergilik, our music platform fizy, personal cloud service and other mobile services. Consequently, our overall data and digital services revenues, comprising 62% of Turkcell Turkey revenues, rose by 94.1% to TRY2,226 million (TRY1,147 million) in Q416.

-	Wholesale revenues grew by 47.7% to TRY137 million (TRY93 million) driven by the rise in carrier traffic.

Turkcell International revenues, comprising 6% of Group revenues, grew by 12.4% to TRY252 million (TRY224 million) driven mainly by the 12.7% rise in lifecell revenues.

Other subsidiaries’ revenues, at 5% of Group revenues, which includes information and entertainment services, call center revenues and revenues from financial services rose by 91.1% to TRY216 million (TRY113 million). This was mainly driven by the contribution of our consumer finance company, which commenced operations in March 2016, and which registered revenues of TRY90 million in Q416.

For the full year, Group revenues grew by 11.9%.

Turkcell Turkey revenues rose by 11.4% to TRY12,788 million (TRY11,481 million). Excluding emergency packages Turkcell Turkey revenue growth would be 11.9%, EBITDA margin would be 32.9%.

-	Consumer segment revenues increased by 11.9% to TRY10,216 million (TRY9,127 million), while corporate segment revenues grew by 7.9% to TRY2,192 million (TRY2,032 million).

Our mobile data revenues rose by 65.1% to TRY4,478 million (TRY2,712 million), while fixed data revenues increased by 27.4% to TRY1,054 million (TRY828 million). Digital services revenues grew by 94.6% to TRY1,282 million (TRY659 million). Overall, data and digital services revenues rose by 62.3% to TRY6,814 million (TRY4,198 million).

-	Wholesale revenues grew by 17.4% to TRY453 million (TRY386 million).

Turkcell International revenues increased by 2.2% to TRY875 million (TRY856 million).

Other subsidiaries’ revenues rose by 44.2% to TRY623 million (TRY432 million). The consumer finance company recorded revenues of TRY185 million for the full year.

Direct cost of revenues rose to 64.5% (61.6%) as a percentage of revenues in Q416. This was mainly due to the rise in depreciation and amortization expenses (1.8pp) reflecting the 4.5G license cost and investments, retail sales related device costs (2.7pp) and consumer finance company funding costs (1.0pp), despite the fall in radio expenses (1.1pp), treasury share (1.1pp) and other cost items (0.4pp).

For the full year, direct cost of revenues as a percentage of revenues rose to 64.7% (60.8%), mainly due to the rise in depreciation and amortization expenses (2.4pp) and retail sales related device costs (1.5pp).

Administrative expenses declined to 4.7% (5.0%) as a percentage of revenues in Q416, while for the full year increasing to 5.1% (4.9%).

Selling and marketing expenses fell to 11.8% (14.8%) as a percentage of revenues in Q416, driven by the decline in selling expenses (1.0pp) with our value focused customer acquisition strategy, in marketing expenses (0.8pp) and in other cost items (1.2pp).

For the full year, selling and marketing expenses as a percentage of revenues declined to 13.4% (14.9%) on the back of the decrease in selling expenses (0.8pp), and in other cost items (1.0pp), despite the increase in marketing expenses (0.3pp).

7

Fourth Quarter and Full Year 2016 Results

EBITDA1 rose by 29.6% year-on-year in Q416 with a 2.2pp improvement in EBITDA margin to 33.9% (31.7%). Direct cost of revenues (excluding depreciation and amortization) increased by 1.1pp, while administrative expenses and selling and marketing expenses declined by 0.3pp and 3.0pp, respectively.
(1) EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation and an explanation of how we calculate Adjusted EBITDA to net income.

-	Turkcell Turkey’s EBITDA grew by 28.3% to TRY1,227 million (TRY956 million), while the EBITDA margin improved 2.4pp to 34.3% (31.9%).

-	Turkcell International EBITDA was at TRY68 million (TRY68 million), while the EBITDA margin was at 27.2% (30.2%).

-	The EBITDA of other subsidiaries rose by 119.2% to TRY76 million (TRY35 million) with the increasing contribution of our consumer finance company.

For the full year, EBITDA grew by 11.6% year-on-year with an EBITDA margin of 32.3% (32.4%). Direct cost of revenues (excluding depreciation and amortization) and administrative expenses rose by 1.4pp and 0.2pp, respectively, while selling and marketing expenses fell by 1.5pp.

-	Turkcell Turkey’s EBITDA rose by 10.7% to TRY4,161 million (TRY3,760 million), while the EBITDA margin was at 32.5% (32.7%).

-	Turkcell International EBITDA was at TRY235 million (TRY246 million), while the EBITDA margin was at 26.9% (28.7%).

-	The EBITDA of other subsidiaries rose by 65.4% to TRY223 million (TRY135 million).

Net finance expense of TRY198 million (net finance income of TRY12 million) was recorded in Q416. This was mainly due to the translation losses reported in Q416 compared to a translation gain registered in Q415. Increased interest expenses in relation to loans and 4.5G payables also contributed to this outcome.

For the full year net finance expense rose to TRY173 million (TRY43 million), mainly due to higher translation losses and interest expenses in relation to loans and 4.5G payables, as well as the decline in interest income from time deposits. Please see Appendix A for translation gain and loss details.

Income tax expense increased 1.9% year-on-year in Q416. For the full year the income tax expense declined by 36.6%. Please see Appendix A for details.

Net income of the Group as per IFRS declined to TRY351 million (TRY584 million) in Q416. This was mainly due to translation losses recorded in the quarter, the negative Fintur impact, higher interest expense on loans and 4.5G payables, and increased amortization expense due to the 4.5G license. Proforma net income1 rose 15.7% to TRY706 million (TRY610 million) in Q416.

The net income of Turkcell Turkey as per IFRS declined to TRY386 million (TRY518 million) in Q416, mainly due to the reasons explained above with respect to the decline in Group net income. Proforma net income1 increased by 12.5% to TRY656 million (TRY584 million) in Q416.

For the full year, Group net income as per IFRS declined to TRY1,492 million (TRY2,068 million). This was mainly due to higher translation losses, increased interest expenses in relation to loans and 4.5G payables, the negative Fintur impact, a higher amortization expense due to the 4.5G license, the decline in interest income from time deposits and the expenses incurred to benefit from tax amnesty based on Article 6736. Proforma net income1 grew by 7.4% to TRY2,522 million (TRY2,348 million).

The net income of Turkcell Turkey as per IFRS declined to TRY1,480 million (TRY2,484 million) for the full year, mainly due to the reasons explained above with respect to the decline in Group net income. Proforma net income1 increased by 4.1% to TRY2,384 million (TRY2,291 million).

Please see Appendix A for a reconciliation of Group and Turkcell Turkey proforma net income to net income as per IFRS.

Total cash & debt: Consolidated cash as of December 31, 2016 increased to TRY6,052 million, of which TRY2,841 million (US$807 million) was denominated in US$, TRY1,403 million (EUR378 million) in EUR and TRY1,700 million in TRY, despite the TRY1.4 billion third instalment payment of the 4.5G license in Q416.

8

Fourth Quarter and Full Year 2016 Results

Consolidated debt as of December 31, 2016 rose to TRY9,781 million from TRY8,132 million as of September 30, 2016. This was mainly due to the higher debt portfolio of our consumer finance company
(1) We use “proforma net income” as a means of presenting our net income net of certain non-operating items and items that we believe are non-recurring. We believe “proforma net income” facilitates performance comparisons from period to period and management decision making. We define “proforma net income” in this document as net income excluding FX gain / (loss) (including tax and minority impact), interest Income on time deposits of Turkcell Iletisim Hizmetleri, interest expense on loans & borrowings, Fintur impact, 4.5G license amortization and one-off items. Please note that this is a non-GAAP measure and that we may in future presentations change the scope of items that we deduct from net income to arrive at “proforma net income.” Please see Appendix A for a reconciliation of Group and Turkcell Turkey proforma net income to net income as per IFRS.

through utilization of loans, as well as commercial paper issuance with a nominal amount of TRY250 million. Meanwhile, the translation increase in the FX denominated debt portfolio of Turkcell Turkey, due to depreciation of TRY against US$ and EUR, also led to a rise in our total consolidated debt.

•	Turkcell Turkey’s debt was TRY7,605 million, of which TRY3,668 million (US$1,042 million) was denominated in US$, TRY3,548 million (EUR956 million) in EUR and the remaining TRY388 million in TRY.

•	The debt balance of lifecell was TRY407 million, denominated in UAH.

•	Our consumer finance company had a debt balance of TRY1,763 million, of which TRY93 million (EUR25 million) was denominated in EUR.

TRY5,578 million of our consolidated debt is set at a floating rate, while TRY2,846 million will mature within less than a year. (Please note that the figures in parentheses refer to US$ or EUR equivalents).

Net debt as of December 31, 2016 increased to TRY3,729 million from TRY2,486 million as of September 30, 2016. Turkcell Group’s short position was at US$125 million as at the end of Q416 (Please note that this figure takes into account advance payments and the impact of hedging, and assumes utilizing the option of paying the last instalment of the 4.5G licence in TRY).

Cash flow analysis: Capital expenditures, including non-operational items amounted to TRY1,133.5 million in Q416. The cash flow item noted as “other” included payment of the third instalment of the 4.5G license (TRY1,384 million), payment to benefit from the tax amnesty based on Article 6736 (TRY130 million) and the positive impact of decreased advances given for fixed asset purchases (TRY233 million), prepaid expenses (TRY148 million) and other working capital (TRY193 million).

For the full year, capital expenditures, including non-operational items were at TRY3,494.7 million. The cash flow item noted as “other” included payment of the second and third instalments of the 4.5G license (TRY2,704 million), payment to benefit from the tax amnesty based on Article 6736 (TRY130 million) and the negative impact of increased advances given for fixed asset purchases (TRY210 million), prepaid expenses (TRY35 million) and the positive impact of the change in other working capital (TRY59 million).

In Q416 and FY16, operational capital expenditures (excluding license fees) at the Group level were at 26.9% and 23.0% of total revenues, respectively.

Consolidated Cash Flow (million TRY)	Quarter		Year
	Q415	Q416	FY15	FY16
EBITDA[1]	1,058.2	1,371.1	4,140.5	4,619.5
LESS:
Capex and License	(6,188.9)	(1,133.5)	(8,536.2)	(3,494.7)
Turkcell Turkey	(6,218.1)	(980.7)	(7,751.7)	(3,144.4)
Turkcell International[2]	28.1	(149.7)	(770.2)	(336.7)
Other Subsidiaries[2]	1.1	(3.1)	(14.3)	(13.6)
Net interest Income	(32.8)	324.1	445.8	616.9
Other	3,220.9	(939.6)	1,987.0	(3,020.0)
Net Change in Debt	958.9	784.0	(225.3)	4,411.9
Cash generated / (used)	(983.7)	406.1	(2,188.1)	3,133.6
Cash balance before dividend payment	2,918.8	6,052.4	6,843.8	6,052.4
Dividend paid	-	-	(3,925.0)	-
Cash balance after dividend payment	2,918.8	6,052.4	2,918.8	6,052.4

(1) EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation and an explanation of how we calculate Adjusted EBITDA to net income.
(2) The impact from the movement of reporting currency (TRY) against local currencies of subsidiaries in other countries is included in these lines.

9

Fourth Quarter and Full Year 2016 Results

Operational Review in Turkey
Summary of Operational Data	Quarter			Year
	Q415	Q416	y/y%	FY15	FY16	y/y%
Number of subscribers (million)	35.8	35.3	(1.4%)	35.8	35.3	(1.4%)
Mobile Postpaid (million)	16.6	17.4	4.8%	16.6	17.4	4.8%
Mobile M2M (million)	1.9	2.1	10.5%	1.9	2.1	10.5%
Mobile Prepaid (million)	17.4	15.7	(9.8%)	17.4	15.7	(9.8%)
Fiber (thousand)	899.4	1,043.9	16.1%	899.4	1,043.9	16.1%
ADSL (thousand)	620.8	818.0	31.8%	620.8	818.0	31.8%
IPTV (thousand)	223.7	359.7	60.8%	223.7	359.7	60.8%
Churn (%)
Mobile Churn (%)	7.9%	5.6%	(2.3pp)	27.3%	24.6%	(2.7pp)
Fixed churn (%)	5.2%	5.3%	0.1pp	16.7%	18.9%	2.2pp
ARPU (Average Monthly Revenue per User)
Mobile ARPU, blended (TRY)	25.1	29.2	16.3%	24.5	26.8	9.4%
Postpaid	38.5	41.6	8.1%	38.5	39.2	1.8%
Postpaid (excluding M2M)	42.8	46.8	9.3%	42.7	44.0	3.0%
Prepaid	12.8	15.6	21.9%	12.4	13.9	12.1%
Fixed Residential ARPU, blended (TRY)	50.3	51.1	1.6%	48.7	51.1	4.9%
Average mobile data usage per user (GB/user)	1.7	2.8	68.4%	1.4	2.4	64.7%
Mobile MOU (Average Monthly Minutes of usage per subs)blended	299.3	331.3	10.7%	296.6	323.9	9.2%

On the mobile front, we registered the highest quarterly net customer additions of 291 thousand since 2013, reaching 33 million in total. This was driven by 333 thousand quarterly net additions to postpaid customers, comprising 52.5% (48.7%) of our total mobile customer base. For the full year, our postpaid customers expanded by 797 thousand net additions, while prepaid customers declined by 1.8 million in line with our strategy of focusing on valuable customers.

We registered solid customer growth on the fixed front with all time high quarterly net additions of 147 thousand, of which 52 thousand were fiber and 95 thousand were ADSL. Accordingly, our fixed customers reached 1.9 million, while our fiber customers exceeded 1 million. Annually, we reported 342 thousand net additions to our fixed customer base; 144 thousand were fiber and 197 thousand were ADSL customers.  IPTV customers reached 360 thousand on 36 thousand quarterly, and 136 thousand annual net additions. Mobile TV has been downloaded by 2.5 million users to date.

Mobile churn declined 2.3pp in Q416 year-on-year and 2.7pp for the full year on the back of our value focused customer strategy, and value propositions that meet our customers’ needs. On the fixed side, the churn rate was at 5.3% (5.2%) in Q416 and at 18.9% (16.7%) for the full year.

We reached all time high quarterly mobile ARPU of TRY29.2 registering record high growth of 16.3% in Q416 year-on-year. For the full year mobile ARPU reached a record high of TRY26.8 on 9.4% growth. Mobile ARPU growth was mainly driven by our upsell strategy, favourable change in customer mix, focus on high value customer groups, and increased package penetration. The triple play ratio, which includes customers of voice, data and digital services combined reached 42%1 and contributed to the ARPU rise.

10

Fourth Quarter and Full Year 2016 Results

Fixed residential ARPU rose 1.6% in Q416 and 4.9% for the full year with the increase in multiplay customers with TV2 to 36% of total residential fiber customers, along with upsell efforts.

We saw solid demand for our mobile data offerings with the introduction of 4.5G, which led to 68.4% growth in average mobile data usage per user in Q416 and 64.7% for the full year. Average mobile data usage of 4.5G users increased to 5GB in December 2016.

Mobile MoU rose 10.7% in Q416 and 9.2% for the full year with an increased postpaid base and upsell efforts.

Smartphone penetration on our network reached 64% with 759 thousand quarterly and 3.1 million annual net additions. Accordingly, there were 19.2 million smartphones on our network at quarter end, with 55% being 4.5G enabled.

(1) Breakdown among mobile voice users which excludes subscribers who do not use their line in the last 3 months
(2) Multiplay customers with TV: Internet + TV users & internet + TV + voice users

TURKCELL INTERNATIONAL

lifecell* Financial Data	Quarter			Year
	Q415	Q416	y/y%	FY15	FY16	y/y%
Revenue (million UAH)	1,158.9	1,313.7	13.4%	4,476.5	4,837.5	8.1%
EBITDA (million UAH)	421.0	362.8	(13.8%)	1,485.2	1,356.4	(8.7%)
EBITDA margin (UAH)	36.3%	27.6%	(8.7pp)	33.2%	28.0%	(5.2pp)
Net income / (loss) (million UAH)**	(130.2)	(62.5)	(52.0%)	(4,438.7)	928.3	n.m
Capex (million UAH)	490.3	847.0	72.8%	5,959.1	2,255.8	(62.1%)
Revenue (million TRY)	146.9	165.6	12.7%	564.3	570.7	1.1%
EBITDA (million TRY)	53.3	45.8	(14.1%)	187.7	159.9	(14.8%)
EBITDA margin (TRY)	36.3%	27.6%	(8.7pp)	33.3%	28.0%	(5.3pp)
Net income / (loss) (million TRY)**	(16.8)	(7.9)	(53.0%)	(541.3)	98.3	n.m

(*) Since July 10, 2015, we hold a 100% stake in lifecell.
(**)During 3rd quarter of 2015, foreign exchange gains and losses arising from receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely occur in the foreseeable future, were considered to form part of a net investment in a foreign operation and were recognized directly in equity in the foreign currency translation differences in the consolidated financial statements. Exchange differences arising in the foreign operations’ individual financial statements which were recognized directly in equity in the foreign currency translation differences in the consolidated financial statements were eliminated from the individual financial statements above for reporting purposes.

lifecell, registering solid year-on-year growth of 13.4% in local currency terms, reached record high quarterly revenues of UAH1,314 million (UAH1,159 million) in Q416. This was mainly driven by the rise in mobile data revenues on the back of higher data usage on the 3G+ network and the increased contribution of terminal sales. lifecell’s EBITDA fell by 13.8% in local currency terms leading to an EBITDA margin of 27.6% (36.3%). This was due to higher network related costs resulting from the 3G+ roll-out and operational leasing expense post tower related sale and leaseback transactions, as well as higher marketing expenses. lifecell’s revenues in TRY terms grew by 12.7%, while EBITDA declined 14.1% year-on-year in Q416.

For the full year, lifecell revenues in local currency terms rose by 8.1%, while the EBITDA margin was at 28.0%. Impacted by annual devaluation, lifecell registered limited revenue growth of 1.1% in TRY terms, while EBITDA declined by 14.8%.

11

Fourth Quarter and Full Year 2016 Results

lifecell* Operational Data	Quarter			Year
	Q415	Q416	y/y%	FY15	FY16	y/y%
Number of subscribers (million)[1]	13.5	12.4	(8.1%)	13.5	12.4	(8.1%)
Active (3 months)[2]	10.6	9.2	(13.2%)	10.6	9.2	(13.2%)
MOU (minutes) (12 months)	146.0	141.3	(3.2%)	150.0	140.5	(6.3%)
ARPU (Average Monthly Revenue per User), blended (UAH)	28.4	35.2	23.9%	27.0	31.3	15.9%
Active (3 months) (UAH)	36.2	46.0	27.1%	35.5	40.6	14.4%

(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a revenue generating activity.
(*) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell continued its focus on expanding the 3G+ network in Q416, offering the largest geographical coverage in Ukraine. The adoption of customers to 3G+ services continued as the number of three-month active 3G data users reached 3.3 million. This led to increased overall data usage on the lifecell network, as data consumption per data user more than doubled since the introduction of 3G+. lifecell remained the market leader in terms of smartphone penetration, which rose to 57% in Q416.

lifecell’s three-month active subscriber base declined to 9.2 million, mainly due to decreasing multiple SIM card usage. Blended ARPU (3-month active) rose by 27.1% in Q416 and 14.4% for the full year, mainly driven by increased mobile data usage as well as smartphone tariffs with higher ARPU. MoU (12-month active) fell 3.2% in Q416 and 6.3% for the full year, due to changing consumer behaviour.

BeST*	Quarter			Year
	Q415	Q416	y/y%	FY15	FY16	y/y%
Number of subscribers (million)[1]	1.5	1.6	6.7%	1.5	1.6	6.7%
Active (3 months)	1.1	1.2	9.1%	1.1	1.2	9.1%
Revenue (million BYN)	23.2	26.5	14.2%	82.6	98.6	19.4%
EBITDA (million BYN)	0.9	1.6	77.8%	1.8	3.9	116.7%
EBITDA margin (BYN)	3.7%	6.1%	2.4pp	2.2%	4.0%	1.8pp
Net loss (million BYN)**	(12.4)	(9.9)	(20.2%)	(303.5)	(43.5)	(85.7%)
Capex (million BYN)	5.3	3.3	(37.7%)	11.7	11.1	(5.1%)
Revenue (million TRY)	38.1	44.5	16.8%	141.6	150.0	5.9%
EBITDA (million TRY)	1.4	2.8	100.0%	3.1	6.2	100.0%
EBITDA margin (TRY)	3.7%	6.2%	2.5pp	2.2%	4.1%	1.9pp
Net loss (million TRY)**	(20.3)	(16.5)	(18.7%)	(531.3)	(65.6)	(87.7%)
Capex (million TRY)	7.3	7.8	6.8%	18.2	19.9	9.3%

(1) Starting from Q116, subscriber figure for BeST includes suspended subscriptions whose contracts are still in place. All figures presented in this document for prior periods have been restated to reflect this change.
(*)BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.
(**)During 3rd quarter of 2015, foreign exchange gains and losses arising from receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely occur in the foreseeable future, were considered to form part of a net investment in a foreign operation and were recognized directly in equity in the foreign currency translation differences in the consolidated financial statements. Exchange differences arising in the foreign operations’ individual financial statements which were recognized directly in equity in the foreign currency translation differences in the consolidated financial statements were eliminated from the individual financial statements above for reporting purposes.

BeST revenues rose by 14.2% year-on-year in Q416 in local currency terms driven by subscriber base expansion along with increased voice and terminal revenues on higher smartphone sales. BeST registered an EBITDA margin improvement of 2.4pp to 6.1% (3.7%), mainly driven by top-line growth and better operational expense management. BeST’s revenues in TRY terms grew by 16.8% year-on-year, while EBITDA in TRY terms doubled.

12

Fourth Quarter and Full Year 2016 Results

For the full year, revenues in local currency terms rose by 19.4% with EBITDA ramping up 116.7% leading to an EBITDA margin of 4.0% (2.2%). Revenues in TRY terms increased by 5.9%, limited by annual devaluation, while EBITDA rose by 100%.

BeST continued to offer 4G services to its customers in Minsk city centre in partnership with beCloud. From September 2016 onwards, a wide range of commercial product portfolio covering 4G packages have been offered. As part of Turkcell’s global digital services strategy, BeST is committed to offering new mobile services.

KKTCELL (million TRY)*	Quarter			Year
	Q415	Q416	y/y%	FY15	FY16	y/y%
Number of subscribers (million)[1]	0.4	0.5	25.0%	0.4	0.5	25.0%
Revenue	33.4	35.7	6.9%	130.9	135.9	3.8%
EBITDA	12.4	12.3	(0.8%)	50.3	50.0	(0.6%)
EBITDA margin	37.1%	34.4%	(2.7pp)	38.4%	36.8%	(1.6pp)
Net income	7.9	3.6	(54.4%)	30.1	28.6	(5.0%)
Capex	14.1	11.4	(19.1%)	29.6	24.4	(17.6%)

(1) Starting from Q116, subscriber figure for KKTCELL includes M2M subscriptions as well. All figures presented in this document for prior periods have been restated to reflect this change.
(*) KKTCELL, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

Kuzey Kıbrıs Turkcell revenues rose by 6.9% year-on-year in Q416, reflecting mobile data growth on the back of higher data demand. EBITDA declined by 0.8% leading to an EBITDA margin of 34.4% (37.1%), mainly due to increased marketing expenses in relation to the launch of our digital brand lifecell.

For the full year, revenues grew by 3.8%, while EBITDA declined by 0.6%, leading to an EBITDA margin of 36.8% (38.4%). The decline in EBITDA margin was driven by higher marketing expenses.

Fintur has operations in Azerbaijan, Kazakhstan, Moldova and Georgia, and we hold a 41.45% stake in the company. In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016*. Going forward, during discontinued operation classification period, our profit & loss statement will not be impacted by Fintur results.

Turkcell Group Subscribers

Turkcell Group subscribers amounted to approximately 50.1 million as of December 31, 2016. This figure is calculated by taking the number of subscribers of Turkcell Turkey and each of our subsidiaries. It includes the total number of mobile, fiber, ADSL and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell and Turkcell Europe.

Turkcell Group Subscribers	Q415	Q416	y/y %
Mobile Postpaid (million)	16.6	17.4	4.8%
Mobile Prepaid (million)	17.4	15.7	(9.8%)
Fiber (thousand)	899.4	1,043.9	16.1%
ADSL (thousand)	620.8	818.0	31.8%
IPTV (thousand)	223.7	359.7	60.8%
Turkcell Turkey subscribers (million)[1]	35.8	35.3	(1.4%)
Ukraine	13.5	12.4	(8.1%)
Belarus[2]	1.5	1.6	6.7%
KKTCELL[3]	0.5	0.5	-
Turkcell Europe[4]	0.3	0.3	-
Turkcell Group Subscribers (million)	51.6	50.1	(2.9%)

13

Fourth Quarter and Full Year 2016 Results

(1) Subscribers to more than one service are counted separately for each service.
(2) Starting from Q116, subscriber figure for BeST includes suspended subscriptions whose contracts are still in place. All figures presented in this document for prior periods have been restated to reflect this change.
(3) Starting from Q116, subscriber figure for KKTCELL includes M2M subscriptions as well. All figures presented in this document for prior periods have been restated to reflect this change.
(4) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in the Turkcell Group Subscriber figure.
(*)For further details, please refer to our consolidated financial statements and notes as at and for December 31, 2016 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter					Year
	Q415	Q316	Q416	y/y%	q/q%	FY15	FY16	y/y%
GDP Growth (Turkey)	7.4%	(1.8%)	n.a	n.a	n.a	6.1%	n.a	n.a
Consumer Price Index (Turkey)	2.4%	1.1%	3.6%	1.2pp	2.5pp	8.8%	8.5%	(0.3pp)
US$ / TRY rate
Closing Rate	2.9076	2.9959	3.5192	21.0%	17.5%	2.9076	3.5192	21.0%
Average Rate	2.9366	2.9706	3.2591	11.0%	9.7%	2.7271	3.0059	10.2%
EUR / TRY rate
Closing Rate	3.1776	3.3608	3.7099	16.8%	10.4%	3.1776	3.7099	16.8%
Average Rate	3.2000	3.3104	3.5147	9.8%	6.2%	3.0219	3.3179	9.8%
US$ / UAH rate
Closing Rate	24.00	25.91	27.19	13.3%	4.9%	24.00	27.19	13.3%
Average Rate	23.18	25.28	25.88	11.6%	2.4%	21.79	25.56	17.3%
US$ / BYN rate*
Closing Rate	1.8569	1.9264	1.9585	5.5%	1.7%	1.8569	1.9585	5.5%
Average Rate	1.7909	1.9732	1.9403	8.3%	(1.7%)	1.5917	1.9846	24.7%

* The official currency of the Republic of Belarus has been redenominated on July 1, 2016. As a result, BYR10,000 has become BYN1 starting from 1 July 2016. Prior periods have been adjusted accordingly for presentation purposes.

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

14

Fourth Quarter and Full Year 2016 Results

Turkcell Group (million TRY)	Quarter			Year
	Q415	Q416	y/y%	FY15	FY16	y/y%
Adjusted EBITDA	1,058.2	1,371.1	29.6%	4,140.5	4,619.5	11.6%
Finance income	153.5	493.9	221.8%	756.1	1,064.8	40.8%
Finance costs	(141.0)	(692.2)	390.9%	(799.5)	(1,237.6)	54.8%
Other income / (expense)	(31.1)	(44.4)	42.8%	(225.9)	(234.3)	3.7%
Depreciation and amortization	(437.0)	(604.3)	38.3%	(1,667.8)	(2,203.2)	32.1%
Consolidated profit from continued operations before income tax & minority interest	602.6	524.1	(13.0%)	2,203.3	2,009.2	(8.8%)
Income tax expense	(109.2)	(111.3)	1.9%	(667.1)	(423.2)	(36.6%)
Consolidated profit from continued operations before minority interest	493.3	412.8	(16.3%)	1,536.2	1,586.0	3.2%
Discontinued operations	98.4	(44.4)	(145.1%)	367.3	(42.2)	(111.5%)
Consolidated profit before minority interest	591.8	368.4	(37.7%)	1,903.6	1,543.8	(18.9%)

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex in 2017 and for the medium term 2017 to 2019. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2015 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a converged telecommunication and technology services provider, founded and headquartered in Turkey. It serves its customers with voice, data, TV and value-added consumer and enterprise services on mobile and fixed networks. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities.  In 2G and 3G, Turkcell’s population coverage is at 99.67% and 96.04%, respectively, as of December 2016. It offers up to 1 Gbps fiber internet speed with its FTTH services. Turkcell Group companies operate in 6 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany, Azerbaijan – as of December 31, 2016. Turkcell Group reported a TRY14.3 billion revenue in FY16 with total assets of TRY31.6 billion as of December 31, 2016. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

This press release can also be viewed using the Turkcell Investor Relation app, which can be downloaded here for iOS, and here for Android mobile devices.

15

Fourth Quarter and Full Year 2016 Results

Appendix A – Tables

Table: Translation gain and loss details

Million TRY	Quarter			Year
	Q415	Q416	y/y %	FY15	FY16	y/y %
Turkcell Turkey	45.9	(499.1)	n.m	402.1	(759.5)	(288.9%)
Turkcell International	2.2	(29.6)	n.m	(892.3)	(37.4)	(95.8%)
Other Subsidiaries	(2.9)	6.3	n.m	0.9	7.2	700.0%
Turkcell Group	45.2	(522.4)	n.m	(489.3)	(789.7)	61.4%

Table: Income tax expense details

Million TRY	Quarter			Year
	Q415	Q416	y/y %	FY15	FY16	y/y %
Current Tax expense	(46.3)	(12.4)	(73.2%)	(591.3)	(200.7)	(66.1%)
Deferred Tax Income/expense	(62.9)	(98.9)	57.2%	(75.8)	(222.5)	193.5%
Income Tax expense	(109.2)	(111.3)	1.9%	(667.1)	(423.2)	(36.6%)

Table: Reconciliation of proforma net income to net income per IFRS

Group net income:

Net income impacts (million TRY)	Q415	Net income impacts (million TRY)	Q416

Proforma net income	610	Proforma net income	706
FX impact (net of tax and minority interest)	38	FX impact (net of tax)	(427)
Interest income (net of tax)	16	Interest income (net of tax)	332
Interest expense (net of tax)	(43)	Interest expense (net of tax)	(134)

One-off impacts (net of tax)		One-off impacts (net of tax)

Commercial Agreement Termination	(6)
Turk Telekom Settlement	(51)
4.5G VAT receivables discount	(30)	4.5G VAT receivables discount	1
4.5G license amortization	(6)	4.5G license amortization	(81)
Fintur impact	93	Fintur impact	(42)
Other impacts	(37)	Other impacts	(4)
Net income - IFRS	584	Net income -IFRS	351

Net income impacts (million TRY)	FY15	Net income impacts (million TRY)	FY16

Proforma net income	2,348	Proforma net income	2,522
FX impact (net of tax and minority interest)	(404)	FX impact (net of tax)	(643)
Interest income (net of tax)	181	Interest income (net of tax)	403
Interest expense (net of tax)	(118)	Interest expense (net of tax)	(342)

One-off impacts (net of tax)		One-off impacts (net of tax)

Commercial Agreement Termination	(118)	Coup attempt emergency communication packages	(48)
Turk Telekom Settlement	(51)	Expenses incurred in relation to tax amnesty	(136)
4.5G VAT receivables discount	(30)	4.5G VAT receivables discount	30
4.5G license amortization	(6)	4.5G license amortization	(260)
Fintur impact	349	Fintur impact	(40)
Other impacts	(83)	Other impacts	6
Net income - IFRS	2,068	Net income - IFRS	1,492

16

Fourth Quarter and Full Year 2016 Results

Turkcell Turkey net income:

Net income impacts (million TRY)	Q415	Net income impacts (million TRY)	Q416

Proforma net income	584	Proforma net income	656
FX impact (net of tax)	37	FX impact (net of tax)	(399)
Interest income (net of tax)	16	Interest income (net of tax)	332
Interest expense (net of tax)	(19)	Interest expense (net of tax)	(127)

One-off impacts (net of tax)		One-off impacts (net of tax)

Commercial Agreement Termination	(6)
Turk Telekom Settlement	(51)
4.5G VAT receivables discount	(30)	4.5G VAT receivables discount	1
4.5G license amortization	(6)	4.5G license amortization	(81)
Other impacts	(7)	Other impacts	4
Net income - IFRS	518	Net income -IFRS	386

Net income impacts (million TRY)	FY15	Net income impacts (million TRY)	FY16

Proforma net income	2,291	Proforma net income	2,384
FX impact (net of tax)	302	FX impact (net of tax)	(608)
Interest income (net of tax)	181	Interest income (net of tax)	403
Interest expense (net of tax)	(39)	Interest expense (net of tax)	(301)

One-off impacts (net of tax)		One-off impacts (net of tax)

Commercial Agreement Termination	(118)	Coup attempt emergency communication packages	(48)
Turk Telekom Settlement	(51)	Expenses incurred in relation to tax amnesty	(136)
4.5G VAT receivables discount	(30)	4.5G VAT receivables discount	30
4.5G license amortization	(6)	4.5G license amortization	(260)
Other impacts	(46)	Other impacts	16
Net income - IFRS	2,484	Net income - IFRS	1,480

17

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

	Note	31 December 2016	31 December 2015
Assets
Property, plant and equipment	13	8,195,705	6,821,494
Intangible assets	14	8,235,989	8,232,637
GSM and other telecommunication operating licenses		6,160,536	6,505,739
Computer software		1,838,409	1,570,346
Other intangible assets		237,044	156,552
Investment properties	15	46,270	49,572
Other non-current assets	18	575,234	441,940
Investments accounted for using the equity method	16	-	981,939
Trade receivables	20	235,393	836,256
Receivables from financial services	21	909,466	-
Deferred tax assets		51,255	48,615
Total non-current assets		18,249,312	17,412,453

Inventories	22	131,973	75,471
Due from related parties	38	5,861	11,760
Trade receivables and accrued income	20	3,289,904	4,098,928
Receivables from financial services	21	1,486,906	-
Other current assets	23	770,135	1,689,686
Derivative instruments	33	390,958	216
Cash and cash equivalents	24	6,052,352	2,918,796
Subtotal		12,128,089	8,794,857
Assets classified as held for sale	17	1,222,757	-

Total current assets		13,350,846	8,794,857

Total assets		31,600,158	26,207,310

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares (-)	25	(65,607)	-
Additional paid in capital		35,026	35,026
Reserves		1,102,896	861,111
Remeasurements of employee termination benefit		(41,786)	(14,320)
Retained earnings		12,780,967	11,272,731
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		16,011,765	14,354,817

Non-controlling interests		56,632	64,085

Total equity		16,068,397	14,418,902

Liabilities
Borrowings	28	6,935,102	3,487,786
Employee benefits	29	164,553	114,869
Provisions	31	187,541	130,619
Other non-current liabilities	27	427,547	366,670
Trade and other payables		-	1,270,610
Deferred tax liabilities	19	458,160	113,437
Total non-current liabilities		8,172,903	5,483,991

Borrowings	28	2,846,060	726,454
Current tax liabilities		71,638	12,855
Trade and other payables	32	4,101,991	5,283,070
Due to related parties	38	11,201	6,555
Deferred revenue	29	93,800	121,078
Provisions	30	192,442	152,115
Derivative instruments	33	41,726	2,290
Total current liabilities		7,358,858	6,304,417

Total liabilities		15,531,761	11,788,408

Total equity and liabilities		31,600,158	26,207,310
The accompanying notes on page 7 to 118 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

	Note	2016	2015

Revenue	7	14,100,863	12,769,415
Direct costs of revenue	12	(9,166,384)	(7,769,483)
Gross profit from non-financial operations		4,934,479	4,999,932
Revenue from financial services	7	184,698	-
Direct costs of revenue from financial services	12	(70,223)	-
Gross profit from financial operations		114,475	-
Gross profit		5,048,954	4,999,932

Other income	8	78,569	44,454
Selling and marketing expenses	12	(1,910,947)	(1,901,859)
Administrative expenses	12	(721,849)	(625,279)
Other expenses	8	(312,801)	(270,446)
Operating profit		2,181,926	2,246,802

Finance income	10	1,064,794	756,039
Finance costs	10	(1,237,593)	(799,514)
Net finance costs		(172,799)	(43,475)

Profit before income tax		2,009,127	2,203,327

Income tax expense	11	(423,160)	(667,112)
Profit from continuing operations		1,585,967	1,536,215

Profit/ (loss) from discontinued operations		(42,164)	367,336

Profit for the year		1,543,803	1,903,551

Profit / (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		1,492,088	2,067,654
Non-controlling interests (*)		51,715	(164,103)
Profit for the year		1,543,803	1,903,551

Basic earnings per share- Total group (in full TL)	26	0.68	0.94
Basic earnings per share- from continued operations (in full TL)	26	0.70	0.77

(*) Profit attributable to non-controlling interests solely derives from continuing operations.

The accompanying notes on page 7 to 118 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
For the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

	2016	2015

Profit for the year	1,543,803	1,903,551

Other comprehensive income / (expense):

Items that will not be reclassified to profit or loss:
Remeasurements of employee benefits	(34,532)	(13,466)
Income tax relating to remeasurements of employee termination benefits	7,066	2,563
	(27,466)	(10,903)

Items that may be reclassified to profit or loss:
Changes in cash flow hedge reserve	-	719
Exchange differences on translation of foreign operations	63,920	166,730
Exchange differences arising from discontinued operations	154,552	(551,196)
Income tax relating to these items	(87,381)	(5,749)
	131,091	(389,496)
Other comprehensive (loss) / income for the year, net of income tax	103,625	(400,399)
Total comprehensive income for the year	1,647,428	1,503,152

Total comprehensive income/ (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	1,594,465	1,616,867
Non-controlling interests	52,963	(113,715)
Total comprehensive income for the year	1,647,428	1,503,152

Total comprehensive income/ (expense) attributable to the owners arises from:
Continuing operations	1,496,209	1,798,094
Discontinued operations	98,256	(181,227)
	1,594,465	1,616,867

The accompanying notes on page 7 to 118 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

Attributable to equity holders of the Company

	Share Capital	Treasury Shares	Additional Paid-in Capital	Share Premium	Legal Reserve (*)	Cash Flow Hedge Reserves (*)	Reserve for Non-Controlling Interest Put Option (*)	Remeasurements of Employee Termination Benefits	Foreign Currency Translation Reserve	Retained Earnings	Total	Non-Controlling Interests	Total Equity

Balance at 1 January 2015	2,200,000	-	35,026	269	839,284	(719)	(758,432)	(3,417)	350,254	14,431,158	17,093,423	(382,778)	16,710,645
Total comprehensive income/(loss)
Profit/(loss) for the period	-	-	-	-	-	-	-	-	-	2,067,654	2,067,654	(164,103)	1,903,551
Other comprehensive income/(loss)
Foreign currency translation differences	-	-	-	-	-	-	(229,173)	-	(211,430)	-	(440,603)	50,388	(390,215)
Remeasurements of employee termination benefit	-	-	-	-	-	-	-	(10,903)	-	-	(10,903)	-	(10,903)
Change in cash flow hedge reserve	-	-	-	-	-	719	-	-	-	-	719	-	719
Total other comprehensive income/(loss), net of income tax	-	-	-	-	-	719	(229,173)	(10,903)	(211,430)	-	(450,787)	50,388	(400,399)
Total comprehensive income/(loss)	-	-	-	-	-	719	(229,173)	(10,903)	(211,430)	2,067,654	1,616,867	(113,715)	1,503,152
Transfer to legal reserves	-	-	-	-	372,068	-	-	-	-	(372,068)	-	-	-
Dividend paid	-	-	-	-	-	-	-	-	-	(3,925,000)	(3,925,000)	(100,515)	(4,025,515)
Change in fair value of non-controlling interest	-	-	-	-	-	-	498,540	-	-	-	498,540	-	498,540
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	(929,013)	(929,013)	661,093	(267,920)
Balance at 31 December 2015	2,200,000	-	35,026	269	1,211,352	-	(489,065)	(14,320)	138,824	11,272,731	14,354,817	64,085	14,418,902

Balance at 1 January 2016	2,200,000	-	35,026	269	1,211,352	-	(489,065)	(14,320)	138,824	11,272,731	14,354,817	64,085	14,418,902
Total comprehensive income/(loss)
Profit/(loss) for the period	-	-	-	-	-	-	-	-	-	1,492,088	1,492,088	51,715	1,543,803
Other comprehensive income/(loss)	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation differences	-	-	-	-	-	-	(133,222)	-	263,065	-	129,843	1,248	131,091
Remeasurements of employee termination benefit	-	-	-	-	-	-	-	(27,466)	-	-	(27,466)	-	(27,466)
Total other comprehensive income/(loss), net of income tax	-	-	-	-	-	-	(133,222)	(27,466)	263,065	-	102,377	1,248	103,625
Total comprehensive income/(loss)	-	-	-	-	-	-	(133,222)	(27,466)	263,065	1,492,088	1,594,465	52,963	1,647,428
Transfer from legal reserves	-	-	-	-	(16,148)	-	-	-	-	16,148	-	-	-
Dividends paid	-	-	-	-	-	-	-	-	-	-	-	(51,416)	(51,416)
Change in fair value of non-controlling interest	-	-	-	-	-	-	128,090	-	-	-	128,090	-	128,090
Transactions with non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(9,000)	(9,000)
Acquisition of treasury shares (-) (Note 25)	-	(65,607)	-	-	-	-	-	-	-	-	(65,607)	-	(65,607)
Balance at 31 December 2016	2,200,000	(65,607)	35,026	269	1,195,204	-	(494,197)	(41,786)	401,889	12,780,967	16,011,765	56,632	16,068,397

(*) Included in Reserves in the consolidated statement of financial position.

The accompanying notes on page 7 to 118 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

	Note	2016	2015
Cash flows from operating activities
Profit before income tax from
Continuing operations		1,585,967	1,536,215
Discontinued operations		(42,164)	367,336
Profit before income tax including discontinued operations		1,543,803	1,903,551

Adjustments for:
Depreciation and impairment of fixed assets and investment property	13	1,281,539	1,118,499
Amortization of intangible assets	14	921,812	549,251
Net finance (income)	10	(117,598)	(515,040)
Fair value gains on derivative financial instruments		(383,452)	-
Income tax expense	11	423,160	667,112
(Gain) on sale of property, plant and equipment		(25,010)	(13,141)
Unrealized foreign exchange and monetary (loss)/ gain on operating assets		545,287	579,372
Provisions	31	197,543	196,588
Share of profits/ (losses) of discontinued operations		42,164	(367,336)
Deferred revenue	30	(20,350)	8,095
		4,408,898	4,126,951

Change in trade receivables	20	1,197,053	(821,208)
Change in due from related parties	38	7,514	3,907
Change in receivables from financial operations	21	(2,396,372)	-
Change in inventories	22	(62,090)	(4,526)
Change in other current assets	23	643,444	(771,583)
Change in other non-current assets	18	78,770	(70,030)
Change in due to related parties	38	4,302	(20,530)
Change in trade and other payables	32	(2,733,901)	348,472
Change in other non-current liabilities	27	(14,477)	(14,088)
Change in employee benefits	29	15,151	5,125
Change in other working capital		29,286	23,423
		1,177,578	2,805,913

Interest paid		(434,521)	(153,529)
Income tax paid		(135,920)	(751,078)
Net cash generated by operating activities		607,137	1,901,306
Cash flows from investing activities
Acquisition of property, plant and equipment	13	(2,572,401)	(2,135,358)
Acquisition of intangible assets	14	(855,097)	(2,461,612)
Proceeds from sale of property, plant and equipment		49,639	24,192
Proceeds from currency option contracts		-	1,070
Change in property, plant and equipment advances		(209,686)	228,070
Change in financial assets		-	19,350
Interest received		610,837	761,328
Net cash used in investing activities		(2,976,708)	(3,562,960)

Cash flows from financing activities
Acquisition of non-controlling interest		-	(267,920)
Capital decrease in subsidiaries		(9,000)	-
Proceeds from issuance of loans and borrowings		9,381,318	4,866,381
Proceeds from issuance of bonds		167,500	1,439,862
Repayment of borrowings		(4,932,768)	(6,551,001)
Dividends paid		(51,416)	(4,025,515)
Treasury shares		(65,607)	-
Decrease/(increase) in cash collateral related to loans		349,004	(349,243)
Net cash generated/ (used in) by financing activities		4,839,031	(4,887,436)

Net increase/ (decrease) in cash and cash equivalents		2,469,460	(6,549,090)

Cash and cash equivalents at 1 January		2,918,796	9,031,881

Effects of foreign exchange rate fluctuations on cash and cash equivalents		664,096	436,005

Cash and cash equivalents at 31 December	24	6,052,352	2,918,796

The accompanying notes on page 7 to 118 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transport, Maritime Affairs and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under the 2G License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) a treasury share equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as 4.5G license tender, was held by the ICTA and the Company was awarded with a total frequency band of 172.4 MHz for 13 years. The tender price is EUR 1,623,460 (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators were be able to commence service delivery for 4.5G starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016. For details please refer to Note 14.

On 25 June 2005, the Turkish Government declared that GSM operators are required to pay 10% of their existing monthly treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company started to pay 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

The Company’s parent is Turkcell Holding A.S., which holds 51.0% of the Company’s shares as of 31 December 2016. The main shareholders of Turkcell Holding A.S. are Sonera Holding B.V. (“Sonera”), Cukurova Group and Alfa Telecom Turkey Limited (“Alfa”) according to the information obtained from public sources.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

1.	Reporting entity (continued)

After failure to comply with corporate governance principles for election of independent board members, the CMB with its resolution dated 11 March 2013 appointed 3 independent board members. In addition, the CMB with its resolutions dated 15 August 2013 and 13 September 2013, announced the appointment of 4 members, of which 2 members were chosen from the independent nominees list submitted by Sonera, as board members who satisfy the independence criteria. All members shall serve as members until new members are elected by the general assembly or until the CMB announces a new resolution. After appointment of board members by the CMB, Turkcell board is comprised of 7 non-executive board members who satisfy the independence criteria and of which 3 are independent board members.

The consolidated financial statements of the Company as at and for the year ended 31 December 2016 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate. Subsidiaries of the Company, their locations and their nature of operations are disclosed in
Note 39. The Company’s and each of its subsidiaries’ and associate’s financial statements are prepared as at and for the year ended 31 December 2016.

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The Company selected the presentation form of “function of expense” for the statement of profit or loss in accordance with International Accounting Standards (“IAS”) 1 “Presentation of Financial Statements”.

Authority for reissue and approval of consolidated financial statements belongs to the General Assembly. Consolidated financial statements are authorized for issue by the Board of Directors with the recommendation of Audit Committee of the Company.

The Group’s audited consolidated financial statements prepared as at 31 December 2015 were approved by the General Assembly on 29 March 2016.

The consolidated financial statements as at and for the year ended 31 December 2016 were authorized for issue by the Board of Directors on 15 February 2017.

(b)	Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for derivative financial instruments measured at fair value.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

2.	Basis of preparation (continued)

(b)	Basis of measurement (continued)

Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for leasing transactions that are within the scope of IAS 17 “Leases”, transactions that are within the scope of IFRS 2 “Share based payments” and measurements that have some similarities with fair value but are not fair value, such as net realizable value in IAS 2 “Inventories” or value in use in IAS 36 “Impairment of assets”.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

(c)	Functional and presentation currency

The consolidated financial statements are presented in Turkish Lira (“TL”), rounded to the nearest thousand. Moreover, all financial information expressed in US Dollars (“USD” or “$”), Euro (“EUR”) and Ukranian Hryvnia (“UAH”) and Belarusian Ruble (“BYN”, formerly coded “BYR”) has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Financell BV (“Financell”) is USD. The functional currency of Eastasian Consortium BV (“Eastasia”), Lifecell Ventures Coöperatief U.A, (“Lifecell Ventures”), Fintur Holdings BV (“Fintur”) and Turkcell Europe GmbH (“Turkcell Europe”) is EUR. The functional currency of lifecell LLC (“lifecell”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is UAH. The functional currency of CJSC Belarusian Telecommunication Network (“Belarusian Telecom”), Lifetech LLC (“Lifetech”) and Beltower LLC (“Beltower”) is BYN. The functional currency of Azerinteltek QSC (“Azerinteltek”) is Azerbaijan Manat.

Effective from 1 July 2016, Belarusian Ruble has been redominated by 10,000 and coded as “BYN”, formerly known as “BYR”.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described below:

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s subscribers and customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable becomes longer.

Useful lives of assets

The economic useful lives and residual values of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the GSM and other telecommunication operating licenses are based on the duration of the license agreements.

Belarusian Telecom has 10 years of special GSM and UMTS services licenses acquired on 26 August 2008. In addition, the license period has been committed and signed for an additional 10 years for a small fee. The amount of amortization on the consolidated financial statements was accounted on the assumption that the duration of the license would be extended.

Due to the impracticability, the Group has not disclosed the effect of the change for the future periods.

Gross versus net presentation of revenue

When the Group sells goods or services as a principal, income and payments to suppliers are reported on a gross basis in revenue and operating costs. If the Group sells goods or services as an agent, revenue and payments to suppliers are recorded in revenue on a net basis, representing the margin earned. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Multiple element arrangements

In arrangements which include multiple elements where the Group acts as principal, the Group considers the elements to be separate units of accounting in the arrangement. Total arrangement consideration relating to the bundled contracts is allocated among the different units according the following criteria:

•	the component has standalone value to the customer; and
•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integrated part of the remaining components of the transaction.

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. The Group management assesses the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Provisions, contingent Liabilities and contingent Assets

As detailed and disclosed in Note 37, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) during the year arising in the ordinary course of business. All of these investigations and litigations are evaluated by the Group Management in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and disclosed or accounted in the consolidated financial statements. Future results or outcome of these investigations and litigations might differ from Group Management’s expectations. As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

Annual impairment review

The Group tests annually whether goodwill and intangible asset not yet available for use have suffered any impairment in accordance with the accounting policy stated in Note 3. Additionally, the carrying amounts of Group’s nonfinancial assets are reviewed at each reporting date to determine whether there is an indication of impairment. If any indication exists the assets recoverable amount is estimated in accordance with the accounting policy stated in Note 3. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates as discussed in Note 14.

As at 31 December 2014, Astelit has impaired its assets in Crimea region amounting to TL 17,951. The risk of further annexations of Luhansk and Donetsk regions still remain as a possibility. As at 31 December 2016, the net book value of non-current assets of the Group located in Donetsk and Luhansk amounts to TL 14,450 and TL 1,198 respectively (31 December 2015: TL 20,687 and TL 2,908 respectively).

Current and potential future political and economic changes in Belarus and Ukraine could have an adverse effect on the subsidiaries operating in these countries. The economic stability of Belarus and Ukraine depends on the economic measures that will be taken by the governments and the outcomes of the legal, administrative and political processes in these countries. These processes are beyond the control of the subsidiaries established in these countries.

Consequently, the subsidiaries operating within Belarus and Ukraine may subject to foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus and Ukraine. The future economic situation of Belarus and Ukraine might differ from the Group’s expectations. As at 31 December 2016, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

Fair value measurements and valuation processes

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 and 2 inputs are not available, the Group can engage third party qualified valuers to perform the valuation, if necessary. The management works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in Note 34.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Contracted handset sales

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company does not recognize any revenue for the device in these transactions by considering the below factors:

- the Company is not primary obligor for the sale of handset,
- the Company does not have control over the sale prices of handsets,
- the Company has no inventory risk,
- the Company has no responsibility on technical compability of equipment delivered to customers
- the responsibility after sale belongs to the distributor and
- the Company does not make any modification on the equipment.

Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 3(v), and change in Company’s reportable segments (Note 6) the Group did not make any major changes to accounting policies during the current year.

Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate.

The Group did not make any major changes to the accounting estimates during the current year.

Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

As at 31 December 2016, remeasurements of employee termination benefits and derivative instruments have been disclosed separately in financial statements, formerly disclosed under retained earnings, other current assets and borrowings respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Group.

(a)	Basis of consolidation

(i)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•
deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 “Income Taxes” and IAS 19 “Employee Benefits” respectively;

•
liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another IFRS.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(i)	Business combinations (continued)

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39 “Financial Instruments: Recognition and measurement”, or IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

(ii)	Subsidiaries

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

• has power over the investee;
• is exposed, or has rights, to variable returns from its involvement with the investee; and
• has the ability to use its power to affect its returns.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(ii)	Subsidiaries (continued)

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•
any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iii)	Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company. In this context, the Group’s ownership interest in lifecell was increased to 100% in July, 2015 and the deficit representing the difference between the non-controlling interests derecognized and the consideration paid for the acquisition of shares amounting to TL 929,013 has been reduced from retained earnings in July 2015 and attributed to the owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(iv)	Business combinations under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of IFRS 3 “Business Combinations”. In business combinations under common control, assets and liabilities subject to business combination are accounted for at their carrying value in consolidated financial statements. Statements of profit or loss are consolidated starting from the year that the comparative financial statements are presented and financial statements of previous financial years are restated. Any positive or negative goodwill arising from such business combinations is not recognized in the consolidated financial statements. Residual balance calculated by netting off investment in subsidiary and the share acquired in subsidiary’s equity accounted for as equity transactions (i.e. transactions with owners acting in their capacity as owners).

(v)	Transactions eliminated on consolidation

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(vi)	Non-controlling interests

Where a put option is granted by the Group to the non-controlling interests shareholders in existing subsidiaries that provides for settlement in cash or in another financial asset, the Group recognizes a liability for the present value of the estimated exercise price of the option. The interests of the non-controlling shareholders that hold such put options are derecognized when the financial liability is recognized. The corresponding interests attributable to the holder of the puttable non-controlling interests are presented as attributable to the equity holders of the parent and not as attributable to those non-controlling interests’ shareholders. The difference between the put option liability recognized and the amount of non-controlling shareholders’ interests derecognized is recorded under equity.

For the business combinations after 1 January 2009, subsequent changes in the fair value of the put option liability are recognized in profit or loss

(vii)	Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results and assets and liabilities of associates or joint ventures are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate or joint venture), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(vii)	Investments in associates and joint ventures (continued)

An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture. On acquisition of the investment in an associate or a joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 39 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount.

Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date the investment is classified as held for sale.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(vii)	Investments in associates and joint ventures (continued)

When a group entity transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in the statement of profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognized directly in equity.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•
Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets where they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•
Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation, and which are recognized in the foreign currency translation reserve and recognized in profit or loss on disposal of the net investment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(b)	Foreign currency (continued)

(ii)	Foreign operations

The consolidated financial statements are presented in Turkish Liras, which is the presentation currency of the Group. The Group started to use TL as the presentation currency starting from 31 December 2015 since the majority of the Group’s income and expenses are in TL.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to TL from the functional currency of the foreign operation at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to TL at monthly average exchange rates excluding foreign operations in hyperinflationary economies which are translated to TL at exchange rates at the reporting date.

The income and expenses of foreign operations in hyperinflationary economies are translated to TL at the exchange rate at the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies, their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date.

Foreign currency differences arising on retranslation are recognized directly in the foreign currency translation reserve, as a separate component of equity. Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve.

Goodwill and fair value adjustments to identifiable assets acquired and liabilities assumed through acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognized in other comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(c)	Financial instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise  trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables.

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.

Non-derivative financial instruments which are not recognized or designated as financial instruments at fair value through profit or loss are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

•	Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

A financial asset other than a financial asset held for trading may be designated as at fair value through profit or loss upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•
the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at fair value through profit or loss.

Financial assets at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the statement of profit or loss.

•	Held-to-maturity financial assets

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Held-to-maturity financial assets are held-to-maturity investments that are measured at amortized cost using the effective interest method, less any impairment losses.

Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying investment securities as held-to-maturity for the current and the following two financial years.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see Note 3(h)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see Note 3(b)(i)), are recognized directly in equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to the statement of profit of loss.

•	Other

Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

(ii)	Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(iii)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward, swap, option and participating cross currency swap contracts. These derivatives are accounted as trading derivatives.

Embedded derivatives are separated from the host contract and accounted for separately if a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and c) the combined instrument is not measured at fair value through profit or loss.

Also the Group enters into derivative financial instruments to manage its exposure to interest rate, including interest rate collar. Further details of derivative financial instruments are disclosed in Note 33.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is immediately recognized in the statement of profit or loss unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in statement of profit or loss depends on the nature of the hedge relationship.

(iv)	Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by the Group are classified as either financial liabilities or as equity item in accordance with the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Group’s own equity instruments is recognized and deducted directly in/ from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

Subordinated debt instruments

The foreign subsidiaries of the Company have issued subordinated debt instruments to the Company.  These instruments are treated as equity instruments in subsidiaries’ separate financial statements and carried at historic cost in accordance with IAS 32 Financial Instruments: Presentation as it includes no contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer.

Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(iv)	Financial liabilities and equity instruments (continued)

Financial liabilities at fair value through profit or loss

Financial liabilities are classified as at fair value through profit or loss where the financial liability is either held for trading or it is designated as at fair value through profit or loss.

Financial liabilities at fair value through profit or loss are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the finance income and cost line items. Fair value is determined in the manner described in Note 34.

Other financial liabilities

Other financial liabilities, including borrowings and trade and other payables, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

(v)    Offsetting  financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are initially stated at cost less accumulated depreciation (see below) and accumulated impairment losses (see note 3(h)(ii)). Property, plant and equipment related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period which ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011, property, plant and equipment related to the subsidiaries operating in Belarus are adjusted for the effects of inflation. However, decrease in inflation rate in subsequent years led the three-year cumulative rate as of the end of 2014 to decrease to 65%. Accordingly, the economy of Belarus was considered to transit out of hyperinflationary status and 2015 is determined to be appropriate to cease applying IAS 29. Therefore, subsidiaries operating in Belarus ceased applying IAS 29 in 2015.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any. Borrowing costs related to the acquisition or construction of qualifying assets are capitalized as part of the cost of that asset.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains/losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within other income or other expenses in the statement of profit or loss.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in the statement of profit or loss.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of profit or loss as incurred.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment (continued)

(iii)	Depreciation

Depreciation is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21 – 25 years
Mobile network infrastructure	4 – 20 years
Fixed network infrastructure	3 – 25 years
Call center equipment	4 – 8 years
Equipment, fixtures and fittings	2 – 10 years
Motor vehicles	4 – 6 years
Central betting terminals	5 – 10 years
Leasehold improvements	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is an indicator of impairment.

(e)	Intangible assets

(i)	GSM and other telecommunication operating licenses

GSM and other telecommunication operating licenses that are acquired by the Group are measured at cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)). GSM and other telecommunication operating licenses related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period which ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011 and ceased by 1 January 2015, GSM and other telecommunication operating licenses related to the subsidiaries operating in Belarus are adjusted for the effects of inflation until 1 January 2015.

Amortization

Amortization is recognized in the statement of profit or loss on a straight line basis primarily by reference to the unexpired license period. The useful lives for the GSM and other telecommunication operating licenses are as follows:

GSM and other telecommunications licenses	3 – 25 years

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(ii)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programmes are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Costs include the software development employee costs and an appropriate portion of relevant overheads.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives from the date the software is available for use. The useful lives for computer software are as follows:

Computer software                         3 – 8 years

(iii)	Other intangible assets

Other intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)). Other intangible related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary periods ceased by 31 December 2005. Since the inflation accounting commenced on 1 January 2011 and ceased by 1 January 2015, other intangible assets related to the subsidiaries operating in Belarus are adjusted for the effects of inflation until 1 January 2015.

Indefeasible Rights of Use (“IRU”) correspond to the right to use a portion of the capacity of an asset granted for a fixed period of time. IRUs are recognized as an intangible asset when the Group has specific indefeasible right to use an identified portion of the underlying asset and the duration of the right is the major part of the underlying asset’s economic life. IRUs are amortized over the shorter of the expected period of use and the life of the contract.

(iv)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset (that is purchased from independent third parties) to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of profit or loss as incurred. Capitalized costs generally relate to the application development stage; any other costs incurred during the pre and post-implementation stages, such as repair, maintenance or training, are expensed as incurred.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(iv)	Subsequent expenditure (continued)

Borrowing costs should be capitalized as part of cost of qualifying assets. Borrowing costs eligible for capitalization may include:

•	interest on loans and borrowings calculated using the effective interest rate method as described in IAS 39 - Financial Instruments: Recognition and Measurement; and

•	finance charges in respect of finance leases recognized in accordance with IAS 17 Leases.

•	exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are included in the cost of that asset. Such borrowing costs are capitalized as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and the costs can be measured reliably. An entity shall cease capitalizing borrowing costs when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete.

An entity shall suspend capitalization of borrowing costs during extended periods in which it suspends active development of a qualifying asset.

Exchange differences arising from foreign currency borrowings should be capitalized.

The amount of borrowing costs that may be capitalized should lie between the following two amounts:

•	actual interest costs denominated in the foreign currency, translated at the actual exchange rate on the date on which the expense is incurred; and

•	notional borrowing costs based on commercial interest rates prevailing in the functional currency at the date of initial recognition of the borrowing.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

Amortization

Amortization is recognized in the statement of profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Transmission lines	5 – 10 years
Central betting system operating right	7 – 10 years
Customer list	2 – 15 years
Brand name	9 – 10 years
Indefeasible right of use	15 years

Amortization methods, useful lives and residual values are reviewed at least annually unless there is an indicator of impairment.

Goodwill

From 1 January 2010 the Group has applied IFRS 3 (2008) “Business Combinations” in accounting for business combinations.

For acquisitions on or after 1 January 2010, the Group measures goodwill as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

When the excess is negative, a bargain purchase gain is recognized immediately in the statement of profit or loss.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses if any. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment and an impairment loss on such an investment is not allocated to any asset including goodwill, that forms part of the carrying amount of the equity accounted investees.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(v)	Internally generated intangible assets – research and development expenditure

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset.

Expenditure on research activities is recognized as an expense under cost of sales in the period in which it is incurred.

An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible assets is the sum of expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is charged to the statement of profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

(vi)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

(f)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset and related financial liability are measured at an amount equal to the lower of its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

All other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(g)	Inventories

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2016 and 2015, inventories mainly consist of mobile phones, sim-cards, and devices.

(h)	Impairment

(i)	Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to the statement of profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income. For available-for-sale equity investments carried at cost, the reversal is not permitted.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible asset not yet available for use, the recoverable amount is estimated each year at the same time.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(h)	Impairment (continued)

(ii)	Non-financial assets (continued)

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate adjusted for the effects of tax cash outflows that reflects current market assessments of the time value of money and the risks specific to the asset. The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined from the cash-generating unit to which corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, therefore, is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(i)	Employee benefit obligations

(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay up to a of maximum full TL 4,297 as at 31 December 2016, per year of employment at the rate of pay applicable at the date of retirement or termination. Termination benefits paid to key executive officers are classified in other expenses. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees. The retirement pay liability is calculated annually by independent actuaries using the projected unit credit method.

(ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the statement of profit or loss when they are due.

The assets of the plan are held separately from the consolidated financial statements of the Group. The Company and other consolidated companies that initiated defined contribution retirement plan are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement plan is to make the specified contributions.

(iii)	Share-based payment

The Company provides a cash-settled share-based payment plan for selected employees in return for their services. For cash-settled share-based payment plan, the Company measures the services received and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the settlement date, with any changes in fair value recognised in profit or loss for the period. Cash-settled share-based payments are conditional upon meeting specified vesting conditions. As at 31 December 2016,  the Company did not recognize any liability in the consolidated financial statements as vesting conditions for the year ended 31 December 2016 were not met.

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(j)	Provisions (continued)

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Personnel bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

(k)	Revenue

Revenue is recognized at the fair value of the consideration received or receivable, net of returns, trade discounts and rebates. Revenue from telecommunication services includes postpaid and prepaid revenue from,voice, data, messaging and value added services, interconnect revenue, monthly fixed fees, simcard sales  and roaming revenue. Revenue from telecommunication services are recognized at the time services are rendered.

With respect to prepaid revenue, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunication services. Deferred revenue is recorded under current liabilities.

Services may be bundled with other products/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with a continuing payment stream. Total arrangement considerations relating to a bundled contract is allocated among the different units accounting the following criteria:

•	the deliverable has standalone value to the customer; and
•	the fair value of the deliverable can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integral part of the remaining deliverable of the transactions.

Revenue allocated to products given where the Group is the principal, which is included in other revenue, is recognized when the significant risks and rewards of ownership have been transferred to the buyer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

Revenue for device sales is recognised when the device is delivered to the end customer and the significant risks and rewards of ownership have transferred. For device sales made to intermediaries, revenue is recognised if the significant risks associated with the device are transferred to the intermediary and the intermediary has no general right to return the device to receive a refund. If the significant risks are not transferred, revenue recognition is deferred until sale of the device to an end customer by the intermediary or the expiry of any right of return.

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. In particular campaigns, the dealer makes the handset sale to the subscribers whose instalments will be collected by the Company based on the letter of undertaking signed by the subscriber. With the letters of undertaking, the dealer assigns its receivables from device sale to the distributor and the distributor assigns its receivables to the Company.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.      Significant accounting policies (continued)

(k)	Revenue (continued)

The Company pays the distributor the net present value of the instalments to be collected from the subscribers upfront and recognizes contracted receivable in its statement of financial position. The undue portion of assigned receivables from the distributors which were paid upfront by the Company is classified as “undue assigned contracted receivables” in trade receivables (Note 20). When monthly installment is invoiced to the subscriber, related portion is presented in “receivables from subscribers”. The Company collects the contracted receivables in installments during contract period and does not recognize any revenue for the device in these transactions as the Company is not the principal for the sale of handset.

Starting from 2014, the subscribers has an option to buy the handset by bank loan whose instalments will be collected by the Company on behalf of the bank. The Company does not bear any credit risk in this type of transactions. Since the Company collects the receivables during the contract period and is agent for the sale of device in this bank loan structure, the Company does not recognize any revenue for the device in these transactions.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed. Monthly fixed fees are included telecommunication services revenues for the years ended 31 December 2016 and 2015.

Revenues from betting business mainly comprised of net takings earned to a maximum of 1.4% of gross takings, as a head agent of fixed odds betting games starting from 1 March 2009 and mobile agent revenues comprised of 7.25% of mobile agency turnover after deducting VAT and gaming tax as head agent starting from 23 March 2010. Revenues from betting business are recognized at the time all the services related with the games are fully rendered. Under the agreement signed with Spor Toto Teskilat Mudurlugu AS (“Spor Toto”), Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis.

Azerinteltek received authorization from Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed odds and paramutual sports betting business. Since Azerinteltek acts as principal, total consideration received from the player less payout (distribution to players) and amounts collected from players on behalf of Ministry of Sports is recognized at the time all the services related with the games are fully rendered.

Azerinteltek has been authorized for the Lottery games by Azerlotereya. Azerinteltek has been generating commission revenue over Lottery games turnover through its own agencies by applying 15% commission rate according to agreement between Azerinteltek and Azerlotereya. Commission revenues are recognized at the time all the services related with the games are fully rendered.

Simcard sales are recognized upon delivery to distributors, net of returns, discounts and rebates. Simcard costs are also recognized upon sale of the simcard to the distributors. Simcard sales are included telecommunication services revenues for the years ended 31 December 2016 and 2015.

Call center revenue are recognized at the time services are rendered.

Starting from 2016 the Company and distributors started to offer the option to buy a device through Turkcell Financing loan, which will be collected by the Company. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period, and does not record revenue related to the device since it is not the main contractor in the device sale. Revenue from financial services comprise of interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.          Significant accounting policies (continued)

(k)	Revenue (continued)

The revenue recognition policy for other revenue is to recognize revenue as services are provided.

Volume rebates or discounts and other contractual changes in the prices of roaming and other services are anticipated, as both the payer and the recipient, if it is probable that they have been earned or will take effect. Thus, contractual rebates and discounts are anticipated, but discretionary rebates and discounts are not anticipated because the definitions of asset and liability would not be met.

(l)	Lease payments

Payments made under operating leases are recognized in the statement of profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Lease income from operating leases where the Group is a lessor is recognised as income on a straight-line basis over the lease term. The respective leased assets are included in the balance sheet based on their nature.

Determining whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the underlying asset. At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

(m)	Finance income and costs

Finance income comprises interest income on funds invested (including available-for-sale and held-to-maturity financial assets), late payment interest income, interest income on contracted receivables, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on derivative instruments that are recognized in the statement of income. Interest income is recognized as it accrues, using the effective interest method.

Finance costs comprise interest expense on borrowings, litigation late payment interest expense, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or option premium expense.

Foreign currency gains and losses are reported on a net basis.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.          Significant accounting policies (continued)

(m)	Finance income and costs (continued)

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take considerable time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned by the temporary investment of the part of the borrowing not yet used is deducted against the borrowing costs eligible for capitalization.

To the extent that an entity borrows funds generally and uses them for the purpose of obtaining a qualifying asset, management determines the amount of borrowing costs eligible for capitalisation by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

All other borrowing costs are recognized in the statement of profit or loss in the period in which they are incurred.

(n)          Transactions with related parties

The definition of a related party includes the following persons and entities:

(a) A person (or a close member of that person’s family) is related to the reporting entity if the person:

-has control or joint control over the reporting entity

-has significant influence over the reporting entity, or

-is a member of the key management personnel of the reporting entity, or of a parent of the reporting entity.

(b) The reporting entity is related to another entity if:

        -The reporting entity and another entity are members of the same group (that is all entities within a group are related to each other)

-The reporting entity is an associate or joint venture of another entity. In this case reporting entity is related to all members of the group that another entity belongs to

- The reporting entity and another entity are joint ventures of the same third party

- The reporting entity is a joint venture of this third party and another entity is an associate of this third party (or vice versa)

- Another entity is a post-employment benefit plan for the benefit of employees of reporting entity or an entity related to reporting entity. If reporting entity is itself a post-employment benefit plan, any sponsoring employers are also related to reporting entity

- Another entity is controlled or jointly controlled by a person identified in (a) above

- A person who has control or joint control over reporting entity has significant influence over another entity or is a member of the key management personnel of another entity, or

- Another entity (or any member of the group of which another entity is a part) provides key management personnel services to reporting entity or reporting entity’s parent.

Related party transactions are transfers of resources, services or obligations between the reporting entity and a related party, regardless of whether a price is charged.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(o)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from ‘profit before tax’ as reported in the consolidated statement of profit or loss because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Current tax is calculated using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future as the Group is able to control the reversal of the temporary difference. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Interest and penalties assessed on income tax deficiencies are presented based on their nature.

(p)          Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding excluding treasury shares during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

In Turkey, companies can raise their share capital by distributing “Bonus Shares” to shareholders from retained earnings. In computing earnings per share, such “bonus share” distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration in determining the weighted-average number of shares outstanding used in this computation.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.          Significant accounting policies (continued)

(q)	Operating segment

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses including revenue and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are regularly reviewed by the Group management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group has aggregated its operations under two reportable segments within the year 2015 in accordance with its integrated communication and technology services strategy as Turkcell Turkey and Turkcell International which represent economical integrity.

(r)	Subscriber acquisition costs

The Group capitalizes directly attributable subscriber acquisition costs when the following conditions are met:

•	the capitalized costs can be measured reliably;

•	there is a contract binding the customer for a specific period of time; and

•
it is probable that the amount of the capitalized costs will be recovered through revenue generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract. In all other cases, subscriber acquisition costs are expensed when incurred.

(s)          Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the statement of profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are transferred to the statement of profit or loss on a straight-line basis over the expected useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred recognized in profit or loss in the period in which they become receivable.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

(t)	Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciations and any accumulated impairment losses.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

(i)	Depreciation

Depreciation is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives.

The estimated useful lives for the current and comparative periods are as follows:

Investment Property	25 - 45 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

(u)	Non-current asset held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell.

An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

An associate or joint venture must meet the conditions to be classified as held for sale. It is first measured in accordance with applicable standards. Such standard is IAS 28, and so the share of profits and remeasurement of carrying amounts are done in accordance with normal associate and joint venture rules up to the point of classification as held for sale. The associate or joint venture is then measured in accordance with IFRS 5. It is be measured at the lower of carrying amount and fair value less costs to sell. Equity accounting is ceased from the date the held for sale criteria are met.

Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the statement of profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

v)	New standards and interpretations

(i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statements

None.

ii)	Standards, amendments and interpretations applicable as at 31 December 2016

- Annual improvements 2014, effective from annual periods beginning on or after 1 January 2016. These set of amendments impacts 4 standards:

• IFRS 5, ‘Non-current assets held for sale and discontinued operations’ regarding methods of disposal.

• IFRS 7, ‘Financial instruments: Disclosures’, (with consequential amendments to IFRS 1) regarding servicing contracts.

• IAS 19, ‘Employee benefits’ regarding discount rates.

• IAS 34, ‘Interim financial reporting’ regarding disclosure of information.

- Amendment to IFRS 11, ‘Joint arrangements’ on acquisition of an interest in a joint operation, effective from annual periods beginning on or after 1 January 2016. This amendment adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.

- Amendment to IAS 16, ‘Property, plant and equipment’ and IAS 38, ‘Intangible assets’, on depreciation and amortisation, effective from annual periods beginning on or after 1 January 2016. In this amendment the it has clarified that the use of revenue based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. It is also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

- Amendments to IAS 27, ‘Separate financial statements’ on the equity method, effective from annual periods beginning on or after 1 January 2016. These amendments allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

- Amendment to IFRS 10 ‘Consolidated financial statements’ and IAS 28, ‘Investments in associates and joint ventures’, effective from annual periods beginning on or after 1 January 2016.These amendments clarify the application of the consolidation exception for investment entities and their subsidiaries.

- Amendment to IAS 1, ‘Presentation of financial statements’ on the disclosure initiative, effective from annual periods beginning on or after 1 January 2016, these amendments are as part of the IASB initiative to improve presentation and disclosure in financial reports.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

v)	New standards and interpretations

iii)	Standards, amendments and interpretations effective after 31 December 2016

-  Amendments to IAS 7 ‘Statement of cash flows’ on disclosure initiative, effective from annual periods beginning on or after 1 January 2017. These amendments introduce an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved.

-  Amendments IAS 12 ‘Income Taxes’, effective from annual periods beginning on or after 1 January 2017. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. It also clarify certain other aspects of accounting for deferred tax assets.

-  Amendments to IFRS 2, ‘Share based payments’ on clarifying how to account for certain types of share-based payment transactions, effective from annual periods beginning on or after 1 January 2018. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.

-
Amendment to IAS 40, Investment property’ relating to transfers of investment property, effective from annual periods beginning on or after 1 January 2018. These amendments clarify that to transfer to, or from, investment properties there must be a change in use. To conclude if a property has changed use there should be an assessment of whether the property meets the definition. This change must be supported by evidence.

-	Annual improvements 2014–2016, effective from annual periods beginning on or after 1 January 2018. These amendments impact 3 standards:

• IFRS 1,’ First-time adoption of IFRS’, regarding the deletion of short-term exemptions for first-time adopters regarding IFRS 7, IAS 19, and IFRS 10 effective 1 January 2018.

• IFRS 12,’Disclosure of interests in other entities’ regarding clarification of the scope of the standard. These amendments should be applied retrospectively for annual periods beginning on or after 1 January 2017.

• IAS 28,’Investments in associates and joint ventures’ regarding measuring an associate or joint venture at fair value effective 1 January 2018.

-
IFRIC 22,’ Foreign currency transactions and advance consideration’, effective from annual periods beginning on or after 1 January 2018. This IFRIC addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice

The Group is currently evaluating the impacts of the new pronouncements on its results, financial position and cash flows, which are not expected to be material, except for the following:

-
IFRS 15 ‘Revenue from contracts with customers’, effective from annual periods beginning on or after 1 January 2018. IFRS 15, ‘Revenue from contracts with customers’ is a converged standard from the IASB and FASB on revenue recognition. The standard will improve the financial reporting of revenue and improve comparability of the top line in financial statements globally.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

3.	Significant accounting policies (continued)

v)	New standards and interpretations (continued)

iii)	Standards, amendments and interpretations effective after 31 December 2016 (continued)

-
Amendment to IFRS 15, ‘Revenue from contracts with customers’, effective from annual periods beginning on or after 1 January 2018. These amendments comprise clarifications of the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation). New and amended illustrative examples have been added for each of those areas of guidance. The IASB has also included additional practical expedients related to transition to the new revenue standard.

-
IFRS 16 ‘Leases’, effective from annual periods beginning on or after 1 January 2019, This standard replaces the current guidance in IAS 17 and is a farreaching change in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognise a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. For lessors, the accounting stays almost the same. However, as the IASB has updated the guidance on the definition of a lease (as well as the guidance on the combination and separation of contracts), lessors will also be affected by the new standard. At the very least, the new accounting model for lessees is expected to impact negotiations between lessors and lessees. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

-
IFRS 9 ‘Financial instruments’, effective from annual periods beginning on or after 1 January 2018. This standard replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the current incurred loss impairment model.

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Investment property

The fair value of investment property is based on valuations performed by appointed independent registered appraisers taking into account valuation methods such as market approach, discounted cash flow (“DCF”) method, replacement cost method, or the combination of two or all of these methods based on the applicability of the valuation method to the respective property. All these methods often provide different values for investment property, therefore the appraiser(s) reconcile the varying results and meld the results of the methods utilized in a reasonable way. Based on the valuation method utilized, appraisers estimate the value of investment property which best reflects the market conditions at the balance sheet date.

(ii)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price or over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

4.	Determination of fair values (continued)

(iii)	Trade and other receivables and receivables from financial services

The fair values of trade and other receivables and receivables from financial services are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

The rate used for discounting these assets is 8.5% as at 31 December 2016 (31 December 2015: 10.75%).

(iv)	Derivatives

The fair value of forward exchange contracts, swap contracts and option contracts are based on their listed market price, if available. If a listed market price is not available, then fair values are derived from inputs other than quoted prices that are observable for the asset or liability or are derived by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

(v)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

The rate used for discounting non-derivative financial liabilities is 8.5% as at 31 December 2016 (31 December 2015: 10.75%).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

5.	Financial risk management

The Group practice is to centrally manage the Group’s predetermined capital / debt ratios by capital injection or using available credit facilities. The Group obtains short and long-term borrowings according to the Group’s financial needs and market predictions. Debt instruments include commercial bank loans to money market instruments and capital market instruments such as debt securities issued which are seldom used in order to maintain diversified source of financing. The Group’s financial borrowing ratios are monitored for all transactions in order to prevent any negative effect on the Group’s credit ratings.

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Please refer to Note 34 for additional information on the Group’s exposure to risks.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. Additionally, the Company established a Risk Committee in accordance with the new Turkish Commercial Code effective from 1 July 2012.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

5.	Financial risk management (continued)

Risk management framework (continued)

Credit risk

Credit risk is the risk of a financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, aging profile, maturity and existence of previous financial difficulties. Trade receivables and accrued income are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables.

This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on the age of the balances and historical collection trends.

Investments are preferred to be in liquid securities. The counterparty limits are set depending on their ratings from the most credible rating agencies and the amount of their paid in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

The Group’s policy is to provide financial guarantees only to subsidiaries and distributors. At 31 December 2016, TL 1,409,749 guarantees were outstanding (31 December 2015: TL 1,254,989).

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically, the Group ensures that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

Management monitors rolling forecasts of the Group’s liquidity reserve (comprising the undrawn borrowing facilities) and cash and cash equivalents on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

5.	Financial risk management (continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

The Group buys and sells derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group treasury and risk management.

Currency risk

The Group is exposed to currency risk on certain revenues such as wholesale revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, payable in relation to the acquisition of telecommunication license in Turkey, deferred payments related to the acquisition of Belarusian Telecom that is denominated in a currency other than the respective functional currencies of Group entities, primarily TL for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR and USD.

The Group holds a significant portion of cash portfolio in foreign currency to manage currency risk. Additionally, derivative financial instruments such as forward, swap and option contracts are used to hedge exposure to fluctuations in foreign exchange rates.

For the year ended 31 December 2015, TL depreciated against both USD and EUR by 25.4% and 12.7%, respectively. Whereas for the year ended 31 December 2016 TL depreciated against both USD and EUR by 21.0% and 16.8% respectively. For the year ended 31 December 2015, UAH depreciated against the USD by 52.2% compared to 31 December 2014 and 13.3% for the year ended 31 December 2016 compared to 31 December 2015. BYN depreciated against USD by 56.7% through 2015 compared to 31 December 2014 and for the year ended 31 December 2016 depreciated by 5.5% when compared to the exchange rates as at 31 December 2015.

Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group manage its financial liabilities by providing an appropriate distribution between fixed and floating rate debts. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings. The use of financial derivatives is governed by the Group’s policies approved by the Audit Committee, which provide written principles on the use of financial derivatives consistent with the Group’s treasury and risk management strategy. The Group also closely monitored various hedging alternatives to hedge interest risk with a minimum cost. Between June -August 2016 the Group converted its floating foreign currency interest rate liabilities into fixed TL liabilities via cross currency swaps and long term options.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts. Currencies other than Turkish Liras are expressed in thousands unless otherwise indicated.)

6.	Operating Segments

The Group has two main reportable segments in accordance with its integrated communication and technology services strategy as Turkcell Turkey, and Turkcell International. Some of these strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline, Turkcell Satis ve Dagitim Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri A.S. (“Turktell Interaktif”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”) and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), Eastasia, Euroasia, lifecell, Lifecell Ventures, Beltel, Belarusian Telecom, UkrTower, Global LLC, Turkcell Europe, Lifetech, Beltower and Fintur. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi and Turkcell Finansman AS (“TFS”).

In first, second and third quarter of the year 2015, the operations of Turkcell Global Bilgi were included in Turkcell Turkey reportable segment. Since the Group changed its reportable segments which are the dominant source of information to evaluate the performance and to allocate resources in the fourth quarter of 2015, group call center operations of Global Bilgi were included in Turkcell Turkey reportable segment whereas non-group call center operations of Global Bilgi were included in Other reportable segment. Since the assets and liabilities of Turkcell Global Bilgi could not be allocated to group and non-group operations and are mainly related to group operations, total assets and liabilities of Turkcell Global Bilgi are reported under Turkcell Turkey reportable segment except trade receivables.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to consolidated profit before income tax and profit for the period in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

6.	Operating segments (continued)

	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Consumer segment revenue	10,216,023	9,127,329	-	-	-	-	-	-	10,216,023	9,127,329
Corporate segment revenue	2,191,506	2,031,743	-	-	-	-	-	-	2,191,506	2,031,743
Other Turkcell Turkey revenue	380,063	321,818	-	-	-	-	-	-	380,063	321,818
Turkcell International revenue	-	-	874,692	856,147	-	-	-	-	874,692	856,147
Other revenue	-	-	-	-	661,923	458,563	-	-	661,923	458,563
Eliminations	-	-	-	-	-	-	(38,646)	(26,185)	(38,646)	(26,185)
Total Revenue	12,787,592	11,480,890	874,692	856,147	661,923	458,563	(38,646)	(26,185)	14,285,561	12,769,415
Reportable segment adjusted EBITDA	4,160,861	3,759,590	235,348	245,959	222,849	134,484	451	511	4,619,509	4,140,544
Depreciation and amortization	(1,986,702)	(1,457,020)	(202,080)	(200,765)	(13,683)	(10,183)	(886)	218	(2,203,351)	(1,667,750)
Capital expenditure	3,144,391	7,751,746	336,728	770,211	13,811	14,273	(270)	-	3,494,660	8,536,230
Bad debt expense	(195,472)	(187,963)	(5,956)	(8,292)	(9,956)	(333)	-	-	(211,384)	(196,588)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

6.	Operating segments (continued)

	As at 31 December 2016 and 2015
	Turkcell Turkey		Turkcell International		Other		Intersegment Eliminations		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Reportable segment assets	20,068,266	20,701,617	1,693,844	1,460,983	2,508,008	85,884	(49,406)	(10,921)	24,220,712	22,237,563
Assets classified as held for sale	-	-	1,222,757	-	-	-	-	-	1,222,757	-
Investments accounted for using the equity method	-	-	-	981,939	-	-	-	-	-	981,939
Reportable segment liabilities	4,426,175	6,868,877	595,576	481,338	229,754	105,460	(32,063)	(10,089)	5,219,442	7,445,586

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

6.	Operating segments (continued)
	31 December 2016	31 December 2015

Turkcell Turkey adjusted EBITDA	4,160,861	3,759,590
Turkcell International adjusted EBITDA	235,348	245,959
Other	222,849	134,484
Intersegment eliminations	451	511
Consolidated adjusted EBITDA	4,619,509	4,140,544
Finance income	1,064,794	756,039
Finance costs	(1,237,593)	(799,514)
Other income	78,569	44,454
Other expenses	(312,801)	(270,446)
Depreciation and amortization	(2,203,351)	(1,667,750)
Consolidated profit before income tax	2,009,127	2,203,327
Income tax expense	(423,160)	(667,112)
Profit for the period	1,585,967	1,536,215

Assets	31 December 2016	31 December 2015
Total assets for reportable segments	21,762,110	22,162,600
Other assets	2,508,008	85,884
Intersegment eliminations	(49,406)	(10,921)
Assets classified as held for sale	1,222,757	-
Investments accounted for using the equity method	-	981,939
Cash and cash equivalents	6,052,352	2,918,796
Deferred tax assets	51,255	48,615
Other unallocated assets	53,082	20,397
Consolidated total assets	31,600,158	26,207,310

Liabilities	31 December 2016	31 December 2015
Total liabilities for reportable segments	5,021,751	7,350,215
Other liabilities	229,754	105,460
Intersegment eliminations	(32,063)	(10,089)
Borrowings	9,781,162	4,214,240
Deferred tax liabilities	458,160	113,437
Other unallocated liabilities	72,997	15,145
Consolidated total liabilities	15,531,761	11,788,408

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts

6.	Operating segments (continued)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	31 December 2016	31 December 2015
Revenues
Turkey	13,321,503	11,779,345
Ukraine	573,951	571,630
Azerbaijan	108,329	145,654
Belarus	149,005	141,219
Turkish Republic of Northern Cyprus	129,785	125,668
Germany	2,988	5,899
	14,285,561	12,769,415

Non-current assets	31 December 2016	31 December 2015
Turkey	16,548,162	15,032,606
Ukraine	1,211,789	993,546
Belarus	291,498	224,784
Turkish Republic of Northern Cyprus	117,243	116,180
Azerbaijan	13,563	14,727
Unallocated non-current assets (*)	67,057	1,030,610
	18,249,312	17,412,453

(*) Unallocated non-current assets as at 31 December 2015 comprises of “investments accounted for using the equity method” which are accounted in “assets classified as held for sale” as at 31 December 2016.

7.	Revenue
	2016	2015
Telecommunication services	12,883,974	11,972,443
Equipment revenues	624,352	254,582
Revenue and commission fees on betting business	284,496	277,525
Call center revenues	198,564	187,840
Revenue from financial services	184,698	-
Other	109,477	77,025
	14,285,561	12,769,415

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts

8.	Other income and expense

Other income amounts to TL 78,569 and TL 44,454 for the years ended 31 December 2016 and 2015, respectively.

Other expenses amount to TL 312,801 and TL 270,446 for years ended 31 December 2016 and 2015, respectively.

Other income for the years ended 31 December 2016 and 2015 mainly consist of fixed asset sales gain and legal issues.

Other expenses for the year ended 31 December 2016 mainly consist of commercial agreements termination expenses, donations and litigation expenses (Note 37).

Other expenses for the year ended 31 December 2015 mainly consist of commercial agreements termination expenses and litigation expenses.

9.	Personnel expenses
	2016	2015
Wages and salaries (*)	1,450,262	1,317,655
Increase in liability for long-service leave (**)	32,977	30,593
Contributions to defined contribution plans	7,722	8,364
	1,490,961	1,356,612

(*) Wages and salaries include compulsory social security contributions and bonuses.

(**) The remeasurements of employee termination benefit losses for the years ended 31 December 2016 and 2015 amounting to TL 34,532 and TL 13,466 respectively, are reflected in other comprehensive income.

10.	Finance income and costs

Recognized in the statement of profit or loss:

	2016	2015
Interest income on bank deposits	158,206	303,221
Interest income on receivables	445,943	436,024
Changes in the fair value of derivative financial instruments	385,560	1,070
Discount interest income	74,522	13,865
Other interest income	563	1,859
Finance income	1,064,794	756,039

Net foreign exchange loss	(782,463)	(489,320)
Interest expense on financial liabilities measured at amortized cost	(343,290)	(224,724)
Participating cross currency contracts swap interest expense	(93,038)	-
Litigation late payment interest expense	-	(68,083)
Option premium expense	(10,114)	(2,290)
Other	(8,688)	(15,097)
Finance cost	(1,237,593)	(799,514)
Net finance income / (costs)	(172,799)	(43,475)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts

10.	Finance income and costs (continued)

Capitalization rates and amounts other than borrowings made specifically for the purpose of acquiring a qualifying asset are 9.9% and 9.7%, TL 76,899 and TL 75,315 for the years ended 31 December 2016 and 2015, respectively. Weighted average capitalization rate for general borrowings is 86% as at 31 December 2016 (31 December 2015: 48%).

Finance income for the years ended 31 December 2016 and 2015 are mainly attributable to interest income from contracted handset sales, changes in fair value of derivative financial instruments and interest income on bank deposits.

Finance cost for year ended 31 December 2016 is mainly attributable to financing cost of borrowings and 4.5G license fee payable.

Foreign exchange loss mainly includes foreign exchange losses on borrowings, 4.5G license payable and bonds issued amounting to TL 764,697, TL 264,953 and TL 263,516,  respectively whereas the Company has a foreign exchange income amounting to TL 604,597 from its main operations.

Finance cost the for year ended 31 December 2015 is mainly attributable to foreign exchange losses in Belarusian Telecom operating in Belarus and foreign exchange losses in lifecell operating in Ukraine. Foreign exchange losses from Belarusian Telecom and lifecell exclude foreign exchange losses arising in the foreign operations’ individual financial statements which have been recognized directly in equity in the foreign currency translation differences in the consolidated financial statements in accordance with accounting policy for net investment in foreign operations as disclosed in Note 3b.

11.	Income tax expense

	2016	2015

Current income tax expense	(200,663)	(591,297)
Deferred income tax expense	(222,497)	(75,815)
Total income tax expense	(423,160)	(667,112)

Income tax recognized directly in equity 2016	Before tax	Tax (expense)/ benefit	Net of tax
Exchange differences on translation of foreign operations	218,472	(87,381)	131,091
Change in cash flow hedge reserve	-	-	-
Remeasurements of employee termination benefits	(34,532)	7,066	(27,466)
	183,940	(80,315)	103,625

2015
Exchange differences on translation of foreign operations	(384,466)	(5,749)	(390,215)
Change in cash flow hedge reserve	719	-	719
Remeasurements of employee termination benefits	(13,466)	2,563	(10,903)
	(397,213)	(3,186)	(400,399)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts

11.	Income tax expense (continued)

Reconciliation of effective income tax expense

The reported income tax expense for the years ended 31 December 2016 and 2015 are different than the amounts computed by applying the domestic tax rate to profit before income tax of the Company, as shown in the following reconciliation:

	2016	2015
Profit for the year	1,543,803	1,903,551
Total income tax expense	423,160	667,112
Profit before income tax (*)	1,966,963	2,570,663

Income tax using the Company’s domestic tax rate of 20%	(393,393)	(514,133)
Difference in overseas tax	(15,935)	(52,688)
Effect of exemptions (**)	104,244	62,163
Non-deductible expenses and permanent differences	(78,571)	(16,104)
Utilization of previously unrecognized tax losses	1,253	22,863
Unrecognized deferred tax assets (***)	(30,616)	(198,364)
Adjustment of current tax of prior years	(8,176)	-
Deferred tax effect of investment in subsidiaries	-	32,926
Other	(1,966)	(3,775)
Total income tax expense	(423,160)	(667,112)

(*) Including profit from discontinued operation before income tax.

(**) Mainly comprises of research and development tax credit.

(***) Mainly comprises of tax losses for which no deferred tax asset has been recognized.

The income taxes payable amounting to TL 71,638 and TL 12,855 as at 31 December 2016 and 2015, respectively, represents the amount of income taxes payable in respect of related taxable profit for the years ended 31 December 2016 and 2015, respectively netted off with advance tax payments.

The Turkish entities within the Group are subject to corporate tax at the rate of 20%. In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns at the end of April following the close of the accounting year to which they relate. Tax authorities may, however, examine such returns and the underlying accounting records and may revise assessments within five years. Advance tax returns are filed on a quarterly basis.

Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income.

In Turkey, the transfer pricing provisions have been stated under the Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets details about implementation.

If a taxpayer enters into transactions regarding sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm’s length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts

11.	Income tax expense (continued)

With the amendment made in Article 10 of the Corporate Tax Law No. 5520 considering with the amendment made in Article 35 of the Law No. 5746 on Supporting Research and Development Activities, the R&D allowances to be calculated on research and development expenditures has been increased from 40% to 100%. Aforementioned law was become effective as of 1 April 2008. According to this law, companies subject to corporate income tax can consider 100% of the expenditures that has been made during research and development activities for searching new technologies and information during the determination of tax basis starting from the April 2008. As total 100% of the research and development expenditures made for 2015 and 2014 should be subject to R&D allowances.

12.	Expenses by nature

The following table compares expenses by nature for the years ended 31 December 2016 and 2015.

Cost of sales:

	2016	2015
Depreciation and amortization	(2,203,351)	(1,667,750)
Treasury share	(1,491,503)	(1,418,683)
Interconnection cost	(1,420,233)	(1,218,015)
Radio cost	(1,057,618)	(911,454)
Personnel expenses	(859,143)	(734,725)
Gsm equipment expenses	(427,081)	(187,789)
Universal service fund	(192,045)	(182,508)
Transmission costs	(139,185)	(113,574)
Roaming expenses	(128,429)	(108,102)
Outsource expenses	(94,419)	(143,226)
Billing and archiving cost	(61,647)	(55,056)
Direct cost of revenue from financial services (*)	(68,546)	-
Other	(1,093,407)	(1,028,601)
	(9,236,607)	(7,769,483)

(*) As at 31 December 2016, depreciation and amortization expenses includes depreciation and amortization expenses related to the financial services amounting to TL 1,677.

Selling and marketing expenses:

	2016	2015
Selling expenses	(757,869)	(783,234)
Marketing expenses	(518,382)	(428,596)
Personnel expenses	(354,380)	(381,582)
Prepaid subscriber frequency usage fees	(186,530)	(191,408)
Other	(93,786)	(117,039)
	(1,910,947)	(1,901,859)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts

12.	Expenses by nature (continued)

Administrative expenses:

	2016	2015
Personnel expenses	(277,438)	(240,305)
Bad debt expense	(211,384)	(196,588)
Consultancy expense	(54,315)	(43,995)
Rent expense	(30,314)	(23,924)
Collection expense	(20,827)	(17,533)
Maintanance and repairment expenses	(20,315)	(23,424)
Travel and entertainment expenses	(18,913)	(13,484)
Other	(88,343)	(66,026)
	(721,849)	(625,279)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts

13.	Property, plant and equipment

Cost	Balance as at 1 January 2016	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance as at 31 December 2016
Network infrastructure (All operational)	11,302,326	615,041	(518,827)	2,312,011	-	186,757	13,897,308
Land and buildings	389,366	26,603	(32)	102,311	-	1,454	519,702
Equipment, fixtures and fittings	586,463	37,545	(19,291)	10,079	-	2,936	617,732
Motor vehicles	33,676	2,710	(2,946)	71	-	625	34,136
Leasehold improvements	306,176	5,663	(374)	-	-	296	311,761
Construction in progress	1,005,358	1,979,449	(454)	(2,426,303)	-	8,473	566,523
Total	13,623,365	2,667,011	(541,924)	(1,831)	-	200,541	15,947,162

Accumulated depreciation
Network infrastructure (All operational)	5,976,699	1,139,343	(501,719)	-	42,682	186,575	6,843,580
Land and buildings	140,627	17,395	-	-	488	841	159,351
Equipment, fixtures and fittings	462,618	47,001	(15,229)	-	28	3,188	497,606
Motor vehicles	29,704	2,723	(2,926)	-	-	751	30,252
Leasehold improvements	192,223	28,349	(374)	-	-	470	220,668
Total	6,801,871	1,234,811	(520,248)	-	43,198	191,825	7,751,457

Total property, plant and equipment	6,821,494	1,432,200	(21,676)	(1,831)	(43,198)	8,716	8,195,705

Depreciation expenses for the years ended 31 December 2016 and 2015 are TL 1,278,009 and TL 1,112,039 respectively including impairment losses and recognized in direct cost of revenues.

The impaired network infrastructure mainly consists of damaged or technologically inadequate GSM and fixed line infrastructure investments.

The impairment losses on property, plant and equipment for the periods ended 31 December 2016 and 2015 are TL 43,198 and TL 18,567, respectively and recognized in depreciation expense.

The network infrastructure mainly consists of GSM service and fixed line infrastructure investments.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts

13.	Property, plant and equipment (continued)

Cost	Balance as at 1 January 2015	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Transfers to Investment Property	Effects of movements in exchange rates	Balance as at 31 December 2015
Network infrastructure (All operational)	10,918,769	358,297	(652,051)	1,061,692	-	-	(384,381)	11,302,326
Land and buildings	516,724	20,167	-	310	-	(144,268)	(3,567)	389,366
Equipment, fixtures and fittings	564,429	57,204	(30,632)	1,467	-	-	(6,005)	586,463
Motor vehicles	35,807	883	(1,609)	-	-	-	(1,405)	33,676
Leasehold improvements	228,530	30,008	(23,575)	72,460	-	-	(1,247)	306,176
Construction in progress	444,200	1,715,044	(877)	(1,136,521)	(2,523)	-	(13,965)	1,005,358
Total	12,708,459	2,181,603	(708,744)	(592)	(2,523)	(144,268)	(410,570)	13,623,365

Accumulated depreciation
Network infrastructure (All operational)	5,900,269	1,016,762	(647,280)	-	17,990	-	(311,042)	5,976,699
Land and buildings	231,044	15,950	-	-	(2,851)	(101,634)	(1,882)	140,627
Equipment, fixtures and fittings	456,100	42,062	(29,998)	-	9	-	(5,555)	462,618
Motor vehicles	29,615	2,872	(1,474)	-	-	-	(1,309)	29,704
Leasehold improvements	197,835	15,826	(20,610)	-	896	-	(1,724)	192,223
Total	6,814,863	1,093,472	(699,362)	-	16,044	(101,634)	(321,512)	6,801,871

Total property, plant and equipment	5,893,596	1,088,131	(9,382)	(592)	(18,567)	(42,634)	(89,058)	6,821,494

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts

13.	Property, plant and equipment (continued)

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 December 2016, net carrying amount of fixed assets acquired under finance leases amounted to TL 89,425 (31 December 2015: TL 91,395).

14.	Intangible assets

Turkcell 2G License

On 27 April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of TL 287,390 as at 31 December 2016 (31 December 2015: TL 333,272). The amortization period of the license will end in 2023.

Turkcell 3G License

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for a duration of 20 years starting from 30 April 2009. The carrying amount as at 31 December 2016 is TL 474,486 and the amortization period of the license will end in 2029 (31 December 2015: TL 512,958).

Turkcell 4.5G License

On 26 August 2015, “Authorization Tender on IMT Services and Infrastructure” publicly known as 4.5G, license tender, was held by the Information Technologies and Communication Authority. The Company has been awarded for 13 years with; 172.4 MHz frequency band for EUR 1,623,460 (equivalent to TL 6,022,874 as at 31 December 2016) (excluding VAT).

IMT authorization period expires on 30 April 2029 and operators started to commence service delivery as at 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency band in 2100 MHz spectrum are in operation as at 1 December 2015 and have been recorded as GSM and other telecommunication operating licenses. Remaining packages amounting to EUR 1,235,520 (equivalent to TL 4,583,656 as at 31 December 2016) are in operation as at 1 April 2016 and have been recorded as GSM and other telecommunication licenses. As at 31 December 2016, the carrying amount of 4.5G License is TL 4,930,765 (31 December 2015: TL 5,222,687).

Tender price amounting to EUR 1,623,460 (equivalent to TL 6,022,874 as at 31 December 2016) (excluding VAT of 18%) will be paid semi-annually by four equal installments total of which are amounting to EUR 1,655,290 (equivalent to TL 6,140,960 as at 31 December 2016) including interest and excluding VAT of 18%. On 26 October 2015, the Company made the payment amounting to TL 1,321,873 for the original amount of EUR 413,823 as first installment and total VAT amounting to TL 933,447 for the original amount of EUR 292,223 in cash. Payment was made on effective selling rate of exchange as at 26 October 2015. Second installment payment was made on 25 April 2016 amounting to EUR 413,823 (equivalent to TL 1,319,682 as at transaction date).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts

14.	Intangible assets (continued)

Turkcell 4.5G License (continued)

Third installment payment was made on 25 October 2016 amounting to EUR 413,823 (equivalent to TL 1,384,403 as at transaction date). Last installment will be made on 27 April 2017.

As at 31 December 2016, payables related to 4.5G license amounting to TL 1,522,615 are classified in trade and other payables in current liabilities (31 December 2015: TL 2,591,235 in current liabilities and TL 1,270,610 in non-current liabilities).

Within the scope of the Decree Law No. 683 published on 23 January 2017, the Company will be able to pay EUR denominated 4.5G license obligation in Turkish liras converted at the buying exchange rate announced by the Central Bank of the Republic of Turkey on 2 January 2017 upon request of the Company.

lifecell 3G License

3G License tender in Ukraine was held on 23 February 2015. lifecell submitted a bid of UAH 3,355,400 (equivalent to TL 434,276 as at 31 December 2016) and was awarded the first lot for 15 years, which is the 1920-1935 / 2110-2125 MHz frequency band. The license payment was made on 19 March 2015. The cost of 3G license has been presented in GSM and other telecommunication operating licenses as at 31 December 2016.

In May 2015, lifecell made the payment amounting to UAH 357,568 (equivalent to TL 46,279 as at 31 December 2016) for the first installment of conversion of spectrum from military use and conditionally committed approximately UAH 479,009 (equivalent to TL 61,996 as at 31 December 2016) for the remaining installments of the conversion. Committed amount will be subject to change according to the inflation rates at the date of the payments.

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets were tested for impairment as at 31 December 2016.

lifecell

Independent appraisals were obtained for fair values to determine recoverable amount for lifecell. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2016, impairment test for long-lived assets of lifecell is made on the assumption that lifecell is the cash generating unit.

As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of lifecell, no impairment was recognized. Sensitivity analysis was performed on the change in WACC by +0.5%/-0.5% (31 December 2015: +0.5%/-0.5%). The assumptions used in value in use calculation of lifecell were:

A 28.7% post-tax WACC rate for 2017 to 2021, a 27.9% post-tax WACC rate for after 2021 and a 6.0% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. The pre-tax rate for disclosure purposes was 30.0%.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts

14.	Intangible assets (continued)

Impairment testing for long-lived assets (continued)

Belarusian Telecom

The aggregate carrying amount of goodwill arising from the acquisition of Belarusian Telecom was totally impaired as at 31 December 2011. The cumulative impairment loss recognized in the statement of profit and loss is TL 228,774.

Independent appraisals were obtained for fair values to determine recoverable amount for Belarusian Telecom. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2016, impairment test for long-lived assets of Belarusian Telecom is made on the assumption that Belarusian Telecom is the cash generating unit.

As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Belarusian Telecom, no impairment was recognized. Sensitivity analysis was performed on the change in WACC by +0.5%/-0.5% (31 December 2015: +0.5%/-0.5%). The assumptions used in value in use calculation of Belarusian Telecom were:

A 29.4% post-tax WACC rate for 2017 to 2021, a 28.7% post-tax WACC rate for after 2021 and a 10.0% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. The pre-tax rate for disclosure purposes was 30.9%.

Impairment testing for cash-generating units containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom as at 31 December 2016, the date of the goodwill impairment test.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in adjusted EBITDA, calculated as results from operating activities before depreciation and amortization and other income / (expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Turkcell Superonline

As at 31 December 2016, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is TL 32,834 (31 December 2015: TL 32,834). Impairment testing of goodwill allocated to Turkcell Superonline has not been performed since the carrying amount of goodwill does not have a significant impact on the financial statements on the grounds of materiality level.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts

14.	Intangible assets

Cost	Balance at 1 January 2016	AdditioRns	DisposRals	TransfRers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2016
GSM and other telecommunication operating licenses	3,950,729	34,494	(4)	4,021,090	-	33,122	8,039,431
Computer software	5,342,056	329,836	(6,444)	390,248	-	20,709	6,076,405
Transmission lines	71,506	96	-	-	-	-	71,602
Central betting system operating right	11,907	-	-	74	-	-	11,981
Indefeasible right of usage	42,132	3,885	-	-	-	-	46,017
Brand name	7,040	-	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	-	15,512
Goodwill	32,834	-	-	-	-	-	32,834
Other	29,713	8,607	(184)	185	-	-	38,321
4.5G license not yet available for use	3,984,954	33,316	-	(4,018,270)	-	-	-
Construction in progress	52,597	478,179	-	(391,496)	-	3,595	142,875
Total	13,540,980	888,413	(6,632)	1,831	-	57,426	14,482,018

Accumulated amortization
GSM and other telecommunication operating licenses	1,429,944	445,069	(4)	-	-	3,886	1,878,895
Computer software	3,771,710	454,111	(2,972)	-	-	15,147	4,237,996
Transmission lines	52,058	3,615	-	-	2,530	-	58,203
Central betting system operating right	9,663	925	-	-	-	-	10,588
Indefeasible right of usage	15,446	3,339	-	-	-	-	18,785
Brand name	5,104	704	-	-	-	-	5,808
Customer base	10,111	1,175	-	-	-	-	11,286
Other	14,307	9,693	(183)	-	651	-	24,468
Total	5,308,343	918,631	(3,159)	-	3,181	19,033	6,246,029

Total intangible assets	8,232,637	(30,218)	(3,473)	1,831	(3,181)	38,393	8,235,989

Amortization expenses on intangible assets other than goodwill years ended 31 December 2016 and 2015 are TL 921,812 and TL 549,251 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on intangible assets for the years ended 31 December 2016 and 2015 are TL 3,181 and nil respectively and recognized in amortization expense.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is TL 126,916 for the years ended 31 December 2016 (31 December 2015: TL 123,067).

The amortisation expense related to internally generated capitalized software development costs for the years ended 31 December 2016 and 2015 are TL 30,148 and TL 28,560, respectively and recognized in direct cost of revenue.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts

14.	Intangible assets (continued)

Cost	Balance at 1 January 2015	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 31 December 2015
GSM and other telecommunication operating licenses	2,334,822	9,092	(31,263)	1,653,536	(15,458)	3,950,729
Computer software	4,730,454	377,853	(4,155)	279,213	(41,309)	5,342,056
Transmission lines	62,789	8,717	-	-	-	71,506
Central betting system operating right	11,758	149	-	-	-	11,907
Indefeasible right of usage	42,132	-	-	-	-	42,132
Brand name	7,040	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	15,512
Goodwill	32,834	-	-	-	-	32,834
Other	22,370	7,111	-	232	-	29,713
4.5G license not yet available for use	-	5,230,471	-	(1,245,517)	-	3,984,954
Construction in progress	3,414	736,817	-	(686,872)	(762)	52,597
Total	7,263,125	6,370,210	(35,418)	592	(57,529)	13,540,980

Accumulated amortization
GSM and other telecommunication operating licenses	1,332,732	125,258	(31,263)	-	3,217	1,429,944
Computer software	3,393,650	406,652	(2,297)	-	(26,295)	3,771,710
Transmission lines	48,530	3,528	-	-	-	52,058
Central betting system operating right	8,786	877	-	-	-	9,663
Indefeasible right of usage	12,552	2,894	-	-	-	15,446
Brand name	4,400	704	-	-	-	5,104
Customer base	8,690	1,421	-	-	-	10,111
Other	6,390	7,917	-	-	-	14,307
Total	4,815,730	549,251	(33,560)	-	(23,078)	5,308,343

Total intangible assets	2,447,395	5,820,959	(1,858)	592	(34,451)	8,232,637

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

15.	Investment property

The Group transferred various properties from owner occupied asset to investment property to earn rental income and/or for capital appreciation in 2016.

Determination of the fair value of the Group’s investment properties

The fair value of the Group’s investment properties as at 31 December 2016 has been arrived at on the basis of a valuation carried out on the respective dates by independent valuation companies which are authorized by the Capital Markets Board, and have appropriate qualifications and recent experience in the valuation of properties in the relevant locations. The fair value of these investment properties was determined using a variety of valuation methods which are: direct capitalization approach and income capitalization approach, cost approach and market approach. In estimating the fair value of the properties, the highest and best use of the property is its current use.

The rental income obtained during the year ended 31 December 2016 is TL 2,317 (31 December 2015: TL 1,836). Total direct operating expense from investment property during the year ended 31 December 2016 is TL 22 (31 December 2015: TL 126).

Details of the Group’s investment properties and information about the fair value hierarchy as at 31 December 2016 and 2015 are as follows:

31 December 2016	Level 1	Level 2	Level 3	Valuation Method
Investment properties in İstanbul: - Istanbul Tepebasi	-	-	321,835	Direct capitalization
- Kucukcekmece	-	-	12,890	Cost approach
Investment properties in Gebze	-	-	12,558	Income capitalization
Investment properties in Izmir	-	-	42,315	Cost approach
Other investment properties	-	-	17,419	Market approach
Other investment properties	-	-	8,946	Cost approach
Other investment properties	-	-	2,410	Direct capitalization
Total	-	-	418,373

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

15.	Investment property (continued)

31 December 2015	Level 1	Level 2	Level 3	Valuation Method
Investment properties in İstanbul: - Istanbul Tepebasi	-	-	310,070	Direct capitalization
- Kucukcekmece	-	-	12,240	Market approach & Cost approach
Investment properties in Gebze	-	-	11,802	Income capitalization
Investment properties in Izmir	-	-	39,867	Market approach
Other investment properties	-	-	22,281	Market approach
Other investment properties	-	-	5,199	Cost approach
Total	-	-	401,459

Significant unobservable inputs and sensitivity of the respective investment properties based on the valuation method are as follows:

Fair value of the investment property which is measured based on the “direct capitalization” approach will increase / (decrease) significantly, when there is a significant decrease/ (increase) in capitalization rate and a significant increase/ (decrease) in current market rentals. Capitalization rate is calculated by dividing comparable properties’ annual net operating income by the selling price of the respective properties.

In the “income capitalization” approach, a significant increase/ (decrease) in rentals will cause a significant increase/ (decrease) in the fair value. In addition, a slight decrease/ (increase) in risk premium and discount rate which are calculated by considering the current market conditions will cause a significant increase/ (decrease) in the fair value.

In the “cost approach”, a significant increase/ (decrease) of construction costs and miscellaneous costs of any similar properties in the market will cause a significant increase/ (decrease) in the fair value.

In the “market approach”, a significant increase/ (decrease) in the market value of any properties which are located in the similar areas with similar conditions will cause a significant increase (decrease) in the fair value.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

15.	Investment property (continued)

	31 December 2016	31 December 2015
Cost value
Opening balance	164,467	20,199
Addition	1,005	-
Transfer from tangible fixed assets (*)	-	144,268
Ending balance	165,472	164,467

Accumulated depreciation
Opening balance	(114,895)	(6,801)
Transfer from tangible fixed assets	-	(101,634)

Charge for the year and impairment during the period (**)	(3,530)	(6,460)
Other	(777)	-
Ending balance	(119,202)	(114,895)

Carrying value	46,270	49,572

(*) The real estates of the Group, which are held for obtaining rental or appreciation income as at 31 December 2015, are classified as investment property.

(**) The impairment losses on investment property for the year ended 31 December 2016 is nil (31 December 2015: TL 2,592 and recognized in depreciation expense).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

16.	Investments accounted for using the equity method

Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows (The summary of financial statements are presented in USD):

	Ownership	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-controlling interest	Equity attributable to parent	Total liabilities and equity

31 December 2015
Fintur (associate)	41.45%	770,402	923,237	1,693,639	316,504	482,668	189,441	705,026	1,693,639
		770,402	923,237	1,693,639	316,504	482,668	189,441	705,026	1,693,639

	Revenues	Profit/loss*	Other comprehensive income (*)	Total comprehensive income (*)
2015
Fintur	1,325,535	327,194	(592,741)	(265,547)
	1,325,535	327,194	(592,741)	(265,547)

(*) The figures present the amounts attributable to the parent.

Reconciliation of the above summarized financial information to the carrying amount of the interest in Fintur recognized in the consolidated financial statements:

2015
Net assets of Fintur	2,049,934
Proportion of the Group’s ownership interest in Fintur	849,697
Goodwill	132,242
Carrying amount of the Group’s interest in Fintur	981,939

As at 1 October 2016, Fintur has been classified as asset held for sale and discontinued operations (Note 17).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

17.	Asset held for sale and discontinued operations

Disposal of Fintur

Classification

The Group believes that an exit from Fintur countries is deemed highly probable within one year and therefore Fintur should be classified as held for sale and reported as discontinued operations as at 1 October 2016. The Group is committed to plan to exit from Fintur operations in relevant jurisdictions and initiated an active program to locate a buyer for its associate.

Presentation

Fintur is classified as held for sale and discontinued operations and therefore disclosed separately on a single line as discontinued operations in the consolidated statements of comprehensive income and the consolidated statements of cash flows. Investment in Fintur is presented as held for sale in the consolidated statement of financial position. Comparative periods in the consolidated statements of comprehensive income and the consolidated statements of cash flows are restated to reflect the classification of Fintur as discontinued operations.

Measurement

Equity accounting for Fintur ceased from 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of carrying amount and fair value less costs to sell. As at 31 December 2016, carrying value of investment in Fintur is TL 1,222,757 (31 December 2015: TL 981,939) which is lower than the fair value less costs to sell indicating that no impairment is required as at 31 December 2016.

The reconciliation of Profit and loss statement of Fintur is listed below (The summary of financial statements are presented in USD);

	1 January - 30 September 2016	1 January- 31 December 2015
Revenue	617,214	1,325,535
Cost of sales	(369,104)	(674,334)
Gross profit	248,110	651,201

Selling and marketing expenses	(69,983)	(123,244)
General and administrative expenses	(69,818)	(95,380)
Other operating income/ (expenses), net	(31,258)	(23,850)
Operating profit	77,051	408,727

Finance income/ (expense), net	(61,203)	162,357
Profit before income tax	15,848	571,084

Total income tax	(30,947)	(128,121)
Profit for period	(15,099)	442,963

Attributable to:
-owners of the parent	(28,695)	327,194
-non-controlling interests	13,596	115,769
Profit for period	(15,099)	442,963

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

18.	Other non-current assets

	2016	2015
Advances given for fixed assets (*)	217,658	7,972
Prepaid expenses	183,029	175,543
Receivables from Public Administration (Note 37)	72,848	72,848
Deposits and guarantees given	29,201	23,671
VAT receivable	28,772	121,905
Others	43,726	40,001
	575,234	441,940

(*) Includes fixed asset advances given related to 4.5G license capital expenditure as at 31 December 2016.

19.	Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2016 and 2015 are attributable to the following:

	Assets		Liabilities		Net
	2016	2015	2016	2015	2016	2015
Property, plant & equipment and intangible assets	3,516	9,172	(532,547)	(303,063)	(529,031)	(293,891)
Investment	33,242	34,765	(90,209)	(69,502)	(56,967)	(34,737)
Provisions and employee terminaton benefit	55,288	70,206	-	-	55,288	70,206
Trade and other payables	57,686	36,632	-	-	57,686	36,632
Tax credit carry forwards (Investment tax credit)	1,508	29,799	-	-	1,508	29,799
Tax Allowance	32,200	-	-	-	32,200	-
Other items	65,905	142,344	(33,494)	(15,175)	32,411	127,169
Tax assets / (liabilities)	249,345	322,918	(656,250)	(387,740)	(406,905)	(64,822)
Net of tax	(198,090)	(274,303)	198,090	274,303	-	-
Net tax assets / (liabilities)	51,255	48,615	(458,160)	(113,437)	(406,905)	(64,822)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

19.	Deferred tax assets and liabilities (continued)

Movement in temporary differences as at 31 December 2016 and 2015 are attributable to the following:

	2016	2015

Opening balance	(64,822)	(1,240)
Income statement charge	(222,497)	(75,815)
Tax charge relating to component of other comprehensive income	(7,066)	5,196
Prior year corporate tax basis differences	(109,640)	-
Exchange differences	(2,880)	7,037
Closing balance, net	(406,905)	(64,822)

As at 31 December 2016, expiration of unrecognized tax losses is as follows:

Expiration Date	Amount
2017	998
2018	4,726
2019	172
2020	53
2021	74
2022	271,606
2023	127,199
2024-2026	1,098,108
Indefinite	1,551,055
Total	3,053,991

The financial losses arising from lifecell and Belarus Telekom are TL 1,433,685 (31 December 2015: TL 1,319,313) and TL 1,496,699 (31 December 2015: TL 1,200,185), respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

20.	Trade receivables and accrued income

	31 December 2016	31 December 2015
Receivables from subscribers	1,223,183	1,218,126
Undue assigned contracted receivables	1,215,314	2,216,010
Accrued income	558,169	393,049
Accounts and checks receivable	293,238	271,743
	3,289,904	4,098,928

Trade receivables are shown net of allowance for doubtful debts amounting to TL 964,080 as at 31 December 2016 (31 December 2015: TL 816,071). The change in allowance for trade receivables and due from related parties is disclosed in Note 38.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to TL 156,647 and TL 134,798 as at 31 December 2016 and 2015, respectively.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers in instalments by the Company. When monthly instalment is invoiced to the subscriber, related portion is transferred to “Receivables from subscribers”. The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The accrued income represents revenue accrued for subscriber calls (air-time) which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenue for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to TL 217,492 (31 December 2015: TL 834,833).

The accounts and checks receivable represents receivables from distributors and roaming receivables.

The Group’s exposure to currency risks and impairment losses related to trade receivables are disclosed in Note 34.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

21.	Receivables from financial services

	31 December 2016	31 December 2015
Current receivables from financial services	1,486,906	-
Non- current receivables from financial services	909,466	-
	2,396,372	-

The change in allowance for receivables from financial services is disclosed in Note 34.

Starting from 2016 the Company and distributors started to offer the option to buy a device through Turkcell Financing loan, which will be collected by the Company. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period, and does not record revenue related to the device since it is not the main contractor in the device sale.

22.	Inventory

	31 December 2016	31 December 2015
Mobile phones	79,782	31,469
Devices	31,929	15,708
SIM cards	11,852	13,723
Materials for tower construction	786	7,999
Other	7,624	6,572
	131,973	75,471

The impairment losses on intangible assets for the years ended 31 December 2016 and 2015 are TL 3,181 and nil respectively and recognized in amortization expense.

Inventories recognized in cost of sales for the years ended 31 December 2016 and 2015 are TL 579,400 and TL 277,489 respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

23.	Other current assets

	31 December 2016	31 December 2015
Prepaid expenses	294,540	290,063
Prepayment for subscriber acquisition cost	108,628	98,656
Advances given to suppliers	57,020	34,554
VAT receivable	49,211	763,844
Special communication tax to be collected from subscribers	36,940	32,755
Restricted cash	289	349,243
Other	223,507	120,571
	770,135	1,689,686

Prepaid expenses mainly comprises prepaid rent expenses and frequency usage fees.

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

As at 31 December 2015, VAT receivable mainly results from 4.5G license VAT payment made as at 26 October 2015 amounting to TL 933,447.

As at 31 December 2015, restricted cash amounting to TL 349,243 represents the time deposits at a local bank as guarantees in connection with the loans utilized by lifecell.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

24.	Cash and cash equivalents

	31 December 2016	31 December 2015
Cash in hand	223	453
Cheques received	-	3
Banks	6,051,472	2,912,741
- Demand deposits	569,826	572,895
- Time deposits	5,481,646	2,339,846
Investment funds, bonds and bills	657	5,599
Cash and cash equivalents	6,052,352	2,918,796

As at 31 December 2016, the average maturity of time deposits is 49 days (31 December 2015: 27 days).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 34.

25.	Equity

Share capital

As at 31 December 2016, common stock represented 2,200,000,000 (31 December 2015: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be TL 1. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of share capital registered by trade registry.

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

As at 31 December 2016, total number of pledged shares hold by various institutions is 995,509 (31 December 2015: 995,509).

Capital contribution

Capital contribution comprises the contributed assets and certain liabilities that the government settled on behalf of the Group that do not meet the definition of a government grant which the government is acting in its capacity as a shareholder.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign and domestic operations from their functional currencies to presentation currency of TL.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or the asset is impaired.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

25.	Equity (continued)

Legal reserve

Under the Turkish Commercial Code, Turkish companies are required to set aside first and second level legal reserves out of their profits. First level legal reserves are set aside 5% of the distributable income per statutory accounts each year. The ceiling on the first legal reserves is 20% of the paid-up capital. The reserve requirement ends when the 20% of paid-up capital level has been reached. Second legal reserves correspond to 10% of profits actually distributed after the deduction of the first legal reserves and the minimum obligatory dividend pay-out (5% of the paid-up capital). There is no ceiling for second legal reserves and they are accumulated every year. In this respect, legal reserve presented in the consolidated financial statements refers to nominal amount of legal reserve.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of hedging instruments entered into for cash flow hedges. The cumulative gain or loss arising on changes in fair value of the hedging instruments that are recognized and accumulated under the heading of cash flow hedging reserve will be reclassified to profit or loss only when the hedged transaction affects the profit or loss, or included as a basis adjustment to the non-financial hedged item, consistent with the relevant accounting policy.

Reserve for non-controlling interest put option liability

The reserve for non-controlling interest put option liability includes the difference between the put option liability granted to the non-controlling shareholders in existing subsidiaries recognized and the amount of non-controlling interest derecognized. Since the current option relates to the business combinations before 1 January 2009, subsequent changes in the fair value of the put option liability other than unwind of discount and associated foreign exchange gains and losses are also recognized in this reserve.

Treasury shares

The Company has purchased 6,815,563 shares back with a price range of full TL 8.92 to 9.99 as part of the share buyback decision on 27 July 2016. Total of the transactions are TL 65,607. Treasury shares are deducted from Equity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

25.	Equity (continued)

Dividends

Turkcell:

On 23 March 2016, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2015 amounting to TL 1,200,000 (equivalent to USD 340,987  as at 31 December 2016), which represented approximately 58% of distributable income. This represents a gross cash dividend of full TL 0.5454545 (net TL 0.4636364) (equivalent to full USD 0.15 and USD 0.13 respectively as at 31 December 2016) per share. This dividend proposal was discussed and rejected at the Ordinary General Assembly of Shareholders held on 29 March 2016.

Inteltek:

According to the resolution of the Extraordinary General Assembly Meeting of Inteltek held on 22 June 2015 and 11 November 2015, Board of Directors decided to pay dividend amounting to TL 205,648 from the profit realized in years 2012, 2013 and 2014 and the nine months of period of 2015. The dividend payments were completed in 2015.

According to resolution of Extraordinary General Assembly Meeting of Inteltek held on 24 March 2016, the shareholders resolved capital decrease amount of TL 20,000. The payment to the shareholders was executed on 30 June 2016.

According to the resolution of the Extraordinary General Assembly Meeting of Inteltek held on 30 June 2016, Board of  Directors decided to pay dividend amounting to TL 53,586 from the profit realized in 2015 (remaining amount after deducting advance dividends paid in November 2015 amounting to TL 32,192) and TL 20,455 from the profit realized for six months period  of  2016. In addition, Board of Directors decided to pay dividend from legal reserves amounting to TL 25,710 which can be distributed after capital reduction. The dividend payments were completed as at 31 December 2016.

Azerinteltek:

According to the resolution of the General Assembly Meeting of Azerinteltek held in 2014 and 2015, Azerinteltek’s Board of Directors has decided to pay the dividend accrued for fourth quarter of 2014 and 2015 amounting to AZN 5,895 (equivalent to TL 11,736 as at 31 December 2016). Dividend payments have been completed in 2015.

According to resolution of the General Assembly Meeting of Azerinteltek held in 2016, Board of Directors decided to pay advance dividend amounting to AZN 4,793 (equivalent to TL 9,542 as at 31 December 2016) from the profit realized for the first nine months of 2016). Dividend payments have been completed in 2016.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

26.	Earnings per share

The calculations of basic earnings per share as at 31 December 2016 were based on the profit attributable to ordinary shareholders for the years ended 31 December 2016 and 2015 of TL 1,492,088 and TL 2,067,654 respectively and a weighted average number of shares outstanding for the years ended 31 December 2016 and 2015 is 2,193,184,437 and 2,200,000,000, respectively calculated as follows:

	2016	2015
Numerator:
Net profit for the period attributed to owners	1,492,088	2,067,654
Denominator:
Weighted average number of shares (*)	2,193,184,437	2,200,000,000
Basic earnings per share- Total group (in full TL)	0.68	0.94
(*) Note 25- Treasury shares

	2016	2015
Numerator:
Net profit for the period attributed to owners	1,534,252	1,700,318
Denominator:
Weighted average number of shares (*)	2,193,184,437	2,200,000,000
Basic earnings per share-from continued operations (in full TL)	0.70	0.77
(*) Note 25- Treasury shares

27.	Other non-current liabilities

	2016	2015
Consideration payable in relation to acquisition of Belarusian Telecom	295,062	235,281
Deferred revenue	74,241	83,889
Deposits and guarantees taken from agents	58,244	47,500
	427,547	366,670

Consideration payable in relation to the acquisition of Belarusian Telecom represents the present value of the long-term contingent payment to the seller. Payment of $100,000 (equivalent to TL 351,920 as at 31 December 2016)  is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2020 (31 December 2015: the first quarter of 2020). Discount rate of 5.6% used for the present value calculation of the consideration payable in relation to acquisition of Belarusian Telecom as at 31 December 2016 (31 December 2015: 5.1%).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

28.	Borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency for interest bearing loans, see Note 34.

	31 December 2016	31 December 2015
Non-current liabilities
Unsecured bank loans	5,300,756	2,086,871
Secured bank loans	3,580	4,262
Finance lease liabilities	41,539	36,449
Debt securities issued	1,589,227	1,360,204
	6,935,102	3,487,786
Current liabilities
Unsecured bank facility	1,581,135	130,109
Secured bank facility	-	311,682
Current portion of unsecured bank loans	922,867	196,385
Current portion of secured bank loans	2,054	1,930
Current portion of finance lease liabilities	6,575	5,389
Debt securities issued	333,429	80,959
	2,846,060	726,454

The Company signed a loan agreement with BNP Paribas, Citibank, HSBC, ING and Intesa Sanpaolo SpA for an amount of USD 500,000 (equivalent to TL 1,759,600 as at 31 December 2016) and EUR 445,315 (equivalent to TL 1,652,074 as at 31 December 2016) with an availability period until 30 June 2016 to be utilized by the Company and its subsidiaries for the purpose of funding infrastructure investments and any other potential investment opportunities. Each respective unsecured loan has 2 years grace period, 5 years maturity, principal repayment every 6 months and an annual interest rate of 3 month LIBOR/EURIBOR+2%. As at 31 December 2016, the Company has utilized USD 500,000 and EUR 445,315 under this agreement.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

28.	Borrowings (continued)

Terms and conditions of outstanding loans are as follows:
			31 December 2016			31 December 2015
	Currency	Interest rate type	Nominal interest rate	Year of maturity	Carrying amount	Nominal interest Rate	Year of maturity	Carrying amount

Unsecured bank loans	USD	Floating	Libor+2.0%-Libor+2.6%	2017-2020	1,984,533	Libor+2.6%	2017	189,542
Unsecured bank loans	EUR	Floating	Euribor+1.2%-Euribor+2.2%	2018-2025	3,593,110	Euribor+2.2%	2019-2025	1,585,939
Unsecured bank loans	TL	Fixed	10.4%-12.6%	2017-2018	1,819,944	8.3%-10.9%	2016-2017	507,775
Unsecured bank loans	UAH	Fixed	13.5%-18.6%	2017	407,171	20%	2016	130,109
Secured bank loans (*)	UAH	Fixed	-	-	-	25%	2016	311,682
Secured bank loans (**)	BYN	Fixed	12%-16%	2020	5,634	12%-16%	2016-2020	6,192
Debt securities issued	USD	Fixed	5.8%	2025	1,683,700	5.8%	2025	1,441,163
Debt securities issued	TL	Fixed	10.7%	2017	238,956	-	-	-
Finance lease liabilities	EUR	Fixed	3.4%	2017-2024	48,034	3.4%	2016-2024	41,750
Finance lease liabilities	USD	Fixed	18%-28%	2017-2018	80	18%-28%	2016-2018	88
					9,781,162			4,214,240

(*)	Secured by the blocked deposit amounting to USD 120,114 (equivalent to TL 349,243 as at 31 December 2015), in connection with the loans utilized by lifecell.
(**)	Secured by the Government of the Republic of Belarus.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

28.	Loans and borrowings (continued)

Finance lease liabilities are payable as follows:

	31 December 2016			31 December 2015
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments

Less than one year	7,908	1,333	6,575	6,627	1,238	5,389
More than one year	46,365	4,826	41,539	42,357	5,908	36,449
	54,273	6,159	48,114	48,984	7,146	41,838

29.	Employee benefits

IAS 19 “Employee Benefits” requires remeasurements of employee termination benefit valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. As detailed in Note 9, such remeasurements of employee termination benefit gains/losses are recognized within other comprehensive income starting from 31 December 2012. The retirement pay liability is calculated annually by independent actuaries using the projected unit credit method. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate 3.43% depending on the expected payout date (31 December 2015: between 4.55% and 4.80%).

As at 31 December 2016 and 2015, unused vacation pay provision for the Group are TL 43,798 and TL 40,434 respectively.

Movement in the reserve for employee termination benefits as at 31 December 2016 and 2015 are as follows:

	2016	2015
Opening balance	74,435	58,238
Provision set during the period	25,933	17,670
Remeasurements of employee termination benefit loss	34,532	13,466
Unwind of discount	8,361	4,190
Payments made during the period	(22,506)	(19,129)
Closing balance	120,755	74,435

Remeasurements of employee termination benefit loss amounting to TL 34,532 has been reflected in other comprehensive income for the year ended 31 December 2016 (31 December 2015: TL 13,466 remeasurements of employee termination benefit loss).

The liability is not funded, as there is no funding requirement.

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group incurred TL 7,722 and TL 8,364 in relation to defined contribution retirement plan for the years ended 31 December 2016 and 2015 respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

29.	Employee benefits (continued)

As at 31 December 2016 and 2015, sensitivity analysis is performed for the significant assumptions of defined benefit obligation:

31 December 2016	Discount Rate		Inflation Rate
Sensivity Level	1% increase	1% decrease	1% increase	1% decrease
Change	(14.7%)	18.1%	18.6%	(15.1%)
Net effect to defined benefit obligation	(17,751)	21,857	22,460	(18,234)

31 December 2015	Discount Rate		Inflation Rate
Sensivity Level	1% increase	1% decrease	1% increase	1% decrease
Change	(9.4%)	10.8%	11.2%	(9.5%)
Net effect to defined benefit obligation	(7,021)	8,007	8,323	(7,097)

30.	Deferred revenue

Deferred revenue primarily consists of right of use sold but not used by prepaid subscribers and it is classified as current as at 31 December 2016 and 2015. The amount of deferred revenue is TL 93,800 and TL 121,078 as at 31 December 2016 and 2015, respectively.

31.	Provisions

Non-current provisions:
	Legal	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2015	161,293	117,093	278,386
Provision made/ (reversed) during the year (*)	(155,792)	12,622	(143,170)
Unwind of discount	-	3,308	3,308
Transfer to current provision	(1,398)	-	(1,398)
Effect of change in foreign exchange rate	-	(6,507)	(6,507)
Balance at 31 December 2015	4,103	126,516	130,619

	Legal	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2016	4,103	126,516	130,619
Provision made/ (reversed) during the year	4,312	52,031	56,343
Unwind of discount	-	(1,308)	(1,308)
Transfer to current provision	(1,526)	-	(1,526)
Effect of change in foreign exchange rate	-	3,413	3,413
Balance at 31 December 2016	6,889	180,652	187,541

(*) Regarding to the settlement made with Turk Telekom Group (Note 37), the Company has reversed legal provision amounting to TL 156,864 as at 31 December 2015.

Legal provisions are set for the probable cash outflows related to legal disputes.

Obligations for dismantling, removing and site restoration provisions are mainly resulted from operations in Turkey. The rate used for these provisions is 5.4% as at 31 December 2016 (31 December 2015: 4.8%).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

31.	Provisions (continued)

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

It is expected that the obligations for dismantling, removing and site restoration will be realized in accordance with the useful life of GSM services materials.

The above mentioned additions to obligations for dismantling, removing and site restoration during the period are non-cash transactions recorded against property, plant and equipment.

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2015	8,111	121,463	129,574
Provision made/ (reversed) during the year	2,811	178,416	181,227
Provisions used during the year	(1,861)	(155,491)	(157,352)
Unwind of discount	13	126	139
Transfer to non-current provision	1,398	-	1,398
Effect of change in foreign exchange rate	(212)	(2,659)	(2,871)
Balance at 31 December 2015	10,260	141,855	152,115

	Legal	Bonus	Other	Total
Balance at 1 January 2016	10,260	141,855	-	152,115
Provision made/ (reversed) during the year	140,457	251,005	785	392,247
Provisions used during the year	(134,019)	(220,269)	-	(354,288)
Transfer to non-current provision	1,526	-	-	1,526
Effect of change in foreign exchange rate	42	800	-	842
Balance at 31 December 2016	18,266	173,391	785	192,442

Legal provisions are set for the probable cash outflows related to legal disputes. In Note 37, under legal proceedings section, detailed explanations are given with respect to legal provisions.

The bonus provision totaling to TL 173,391 comprises mainly the provision for the year ended 31 December 2016 and is planned to be paid in February 2017.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

32.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2016 and 2015 is as follows:

	2016	2015
Payables to suppliers	1,718,788	1,555,767
4.5G license payable	1,522,615	2,591,235
Taxes and withholdings payable	302,346	319,542
License fee and ICTA share accrual	262,748	216,602
Selling and marketing expense accrual	58,879	68,531
Accrual for Evrensel Project (Note 37)	-	39,767
Payables regarding the legal settlement
with Turk Telekom Group	-	309,250
Other	236,615	182,376
	4,101,991	5,283,070

Balances payables to suppliers are arising in the ordinary course of business.

4.5G license payables are related to the frequency bands which the Company has been awarded with, from Authorization Tender on IMT Services and Infrastructure tender.

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to ICTA and personnel income taxes.

In accordance with the license agreement, Turkcell pays 90% of the treasury share, which equals 15% of its gross revenue, to the Turkish Treasury and 10% of the treasury share as universal service fund to the Turkish Ministry.

Selling and marketing expense accrual is mainly resulted from services received from third parties related to marketing activities of the Group which are not yet invoiced.

Turkcell and Turk Telekom Group agreed to settle ongoing lawsuits and disputes as at 31 December 2015. In this regard, Turkcell agreed to make a payment of TL 309,250 (including VAT and special communication tax) to Turk Telekom Group. The payment was made on 14 January 2016.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

33.	Derivative instruments

Details of currency and interest swap contracts are given below:

Currency and Interest swap contracts
Buy		Sell
Foreign currency	Notional Amount	Foreign currency	Notional Amount	Fair value (TL)	Maturity
TL	18,455	EUR	5,000	86	3 January 2017
TL	73,400	EUR	20,000	598	24 Mar 2017
TL	824,750	EUR	250,000	116,674	12 April 2021
TL	328,600	EUR	100,000	47,949	12 April 2021
TL	495,000	EUR	150,000	81,534	12 April 2021
TL	435,000	USD	150,000	84,416	16 September 2020
TL	293,500	USD	100,000	51,481	16 September 2020
Total current derivative financial instruments assets				382,738

Total current derivative financial instruments assets includes 8,220 TL interest income.

Details of currency forward contracts as at 31 December 2015 is given below:

Currency forward contracts
Buy
Foreign currency	Notional Amount	Fair value (TL)	Maturity

USD	57,732	216	4 January 2016

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

33.	Derivative instruments (continued)

Currency and Interest swap contracts as at 31 December 2016
Buy		Sell
Foreign currency	Notional Amount	Foreign currency	Notional Amount	Fair value (TL)	Maturity

TL	21,009	USD	5,960	(55)	3 January 2017
TL	7,050	USD	2,000	(18)	3 January 2017
Total current derivative financial instruments liabilities				(73)

As at 31 December 2016, total current derivative financial instruments liabilities includes 40,367 TL interest expense accrual additionally.

Currency and Interest swap contracts as at 31 December 2015

Buy		Sell
Foreign currency	Notional Amount	Foreign currency	Notional Amount	Fair value (TL)	Maturity

EUR	180,000	USD	196,961	(769)	4 January 2016
EUR	277,000	USD	303,218	(1,521)	4 January 2016
Total current derivative financial instruments liabilities				(2,290)

Currency forward contracts as at 31 December 2016
Buy
Foreign currency	Notional Amount	Fair value (TL)	Maturity

USD	30,071	(1,286)	28 February 2017
Total current derivative financial instruments liabilities		(1,286)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

		2016	2015
Trade receivables	20	3,525,297	4,935,184
Receivables from financial services	21	2,396,372	-
Cash and cash equivalents*	24	6,052,129	2,918,343
Other current assets**	23	93,376	394,089
Other non-current assets**	18	-	12,687
Due from related parties-current	38	5,861	11,760
Currency and interest swap contracts		390,958	-
		12,463,993	8,272,063

* Cash on hand is excluded from cash and cash equivalents.

** Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2016	2015
Receivable from subscribers	3,061,130	4,600,214
Receivables from financial services	2,396,372	-
Receivables from distributors and other operators	376,204	283,095
Other	93,824	63,635
	5,927,530	4,946,944

The aging of trade receivables and due from related parties as at 31 December 2016 and 2015:

	2016	2015
Not past due	3,138,051	4,508,081
1-30 days past due	184,484	197,250
1-3 months past due	101,069	125,497
3-12 months past due	107,554	116,116
	3,531,158	4,946,944

The aging of receivables from financial operations as at 31 December 2016 and 2015:

	2016	2015
Not past due	2,350,375	-
1-30 days past due	14,787	-
1-3 months past due	1,746	-
3-12 months past due	29,464	-
	2,396,372	-

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments (continued)

Impairment losses

The change in allowance for trade receivables and due from related parties as at 31 December 2016 and 31 December 2015 is as follows:

	31 December 2016	31 December 2015
Opening balance	816,373	727,732
Impairment loss recognized	452,767	445,482
Collection made	(251,553)	(248,894)
Effect of change in foreign exchange rate	5,038	(2,563)
Amounts written-off	(58,314)	(105,384)
Closing balance	964,311	816,373

The impairment loss recognized of TL 452,767 for the year ended 31 December 2016 relates to its estimate of incurred losses in respect of trade receivables and due from related parties (31 December 2015: TL 445,482).

Trade receivables and due from related parties are reserved in an allowance account until the Group can determine that the amounts are no longer collectible. When this becomes probable the Group reverses the allowance and writes-off the receivable.

The change in allowance for receivables from financial operations as at 31 December 2016 and 31 December 2015 is as follows:

	31 December 2016	31 December 2015
Opening	-	-
Impairment loss recognized	11,593	-
Collection made	(1,423)
Closing	10,170	-

Liquidity risk

Current cash debt coverage ratio as at 31 December 2016 and 2015 is as follows:

	2016	2015

Cash and cash equivalents	6,052,352	2,918,796
Current liabilities	7,358,858	6,304,417
Current cash debt coverage ratio (*)	82%	46%

(*) Fluctuation between cash debt coverage ratios as at 31 December 2016 and 2015 resulted from the dividend paid in 2015, current portions of 4.5G license payable and debt securities issued (Note 25, 32 and 28 respectively).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments (continued)

Liquidity risk (continued)

The following tables detail the Group’s remaining contractual maturity for its financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

	31 December 2016							31 December 2015
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	Months	years	years	Years	Amount	cash flows	or less	months	years	years	Years
Non-derivative financial liabilities
Secured bank loans	5,634	(7,691)	(1,123)	(1,077)	(2,015)	(3,476)	-	317,874	(327,188)	(319,116)	(1,050)	(1,997)	(5,025)	-
Unsecured bank Loans	7,804,758	(8,458,901)	(1,332,478)	(1,330,322)	(1,433,790)	(3,187,687)	(1,174,624)	2,413,365	(2,753,323)	(311,931)	(27,032)	(647,846)	(523,845)	(1,242,669)
Finance lease
Liabilities	48,114	(54,276)	(70)	(7,840)	(6,648)	(19,859)	(19,859)	41,838	(48,985)	(6,622)	(5)	(5,300)	(15,897)	(21,161)
Debt securities issued	1,922,656	(2,824,066)	(298,767)	(48,767)	(97,535)	(292,604)	(2,086,393)	1,441,163	(2,289,736)	(41,797)	(41,797)	(83,594)	(250,780)	(1,871,768)
Trade and other payables*	3,241,402	(3,266,123)	(3,266,123)	-	-	-	-	5,726,862	(5,825,730)	(3,195,806)	(1,314,962)	(1,314,962)	-	-
Due to related parties	11,201	(11,201)	(11,201)	-	-	-	-	6,555	(6,555)	(6,555)	-	-	-	-
Consideration payable in relation to acquisition of Belarusian Telecom (Note 27)	295,062	(351,920)	-	-	-	(351,920)	-	235,281	(290,760)	-	-	-	(290,760)	-
Derivative financial liabilities Currency and interest swap contracts	40,440	46	46	-	-	-	-	2,290	(2,159)	(2,159)	-	-	-	-
Buy	-	28,059	28,059	-	-	-	-	-	1,452,163	1,452,163	-	-	-	-
Sell	-	(28,013)	(28,013)	-	-	-	-	-	(1,454,322)	(1,454,322)	-	-	-	-
Currency forward contracts	1,286	(1,286)	(1,286)	-	-	-	-	(216)	(390)	(390)	-	-	-	-
Buy	-	105,826	105,826	-	-	-	-	-	167,862	167,862	-	-	-	-
Sell	-	(107,112)	(107,112)	-	-	-	-	-	(168,252)	(168,252)	-	-	-	-
TOTAL	13,370,553	(14,975,418)	(4,910,002)	(1,388,006)	(1,539,988)	(3,855,546)	(3,280,876)	10,185,012	(11,544,826)	(3,884,376)	(1,384,846)	(2,053,699)	(1,086,307)	(3,135,598)

* Advances taken, license fee accruals, taxes and withholding payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2015
	USD	EUR
Foreign currency denominated assets
Other non-current assets	2,576	2,131
Due from related parties-current	3,553	207
Trade receivables and accrued income	21,536	29,947
Other current assets	141,385	6,200
Cash and cash equivalents	618,831	17,911
	787,881	56,396
Foreign currency denominated liabilities
Loans and borrowings-non current	(63,152)	(499,911)
Debt securities issued-non- current	(467,810)	-
Other non-current liabilities	(96,481)	-
Loans and borrowings-current	(2,066)	(12,328)
Debt securities issued-current	(27,844)	-
Trade and other payables-current	(264,091)	(833,791)
Trade and other payables-non-current	-	(399,865)
Due to related parties	(312)	(141)
	(921,756)	(1,746,036)
Exposure related to derivative instruments
Currency swap contracts	(500,179)	457,000
Currency forward contracts	57,732	-
Net exposure	(576,322)	(1,232,640)

	31 December 2016
	USD	EUR
Foreign currency denominated assets
Other non-current assets	244	2,131
Due from related parties-current	1,210	388
Trade receivables and accrued income	14,178	61,841
Other current assets	19,929	7,144
Cash and cash equivalents	807,372	378,057
	842,933	449,561
Foreign currency denominated liabilities
Loans and borrowings-non current	(483,910)	(959,482)
Debt securities issued-non- current	(451,588)	-
Other non-current liabilities	(99,273)	-
Loans and borrowings-current	(80,029)	(21,985)
Debt securities issued-current	(26,845)	-
Trade and other payables-current	(175,083)	(425,992)
Due to related parties	(398)	(334)
	(1,317,126)	(1,407,793)

Exposure related to derivative instruments
Currency and interest swap contracts	257,960	525,000
Currency forward contracts	(30,071)	-
Net exposure	(246,304)	(433,232)

Within the scope of the Decree Law No. 683 published on 23 January 2017, the Company will be able to pay EUR denominated 4.5G license obligation in Turkish liras converted at the buying exchange rate announced by the Central Bank of the Republic of Turkey on 2 January 2017 upon request of the Company.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	31 December	31 December	31 December	31 December
	2016	2015	2016	2015

USD/TL	3.0059	2.7271	3.5192	2.9076
EUR/TL	3.3179	3.0219	3.7099	3.1776
USD/BYN (*)	1.9846	15,917	1.9585	18,569
USD/UAH	25.5570	21.7893	27.1909	24.0007

(*)          The official currency of the Republic of Belarus has redenominated on 1 July 2016. As a result, BYR 10,000 has become BYN 1 starting from 1 July 2016.

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH, BYN against the following currencies as at 31 December 2016 and 31 December 2015 would have increased / (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	31 December 2016	31 December 2015

USD	86,679	167,572
EUR	160,725	391,683

10% weakening of the TL, UAH, BYN against the following currencies as at 31 December 2016 and
31 December 2015 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	31 December 2016	31 December 2015

USD	(86,679)	(167,572)
EUR	(160,725)	(391,683)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments (continued)

Interest rate risk

As at 31 December 2016 and 2015 the interest rate profile of the Group’s interest-bearing financial instruments was:

		31 December 2016		31 December 2015
		Effective Interest		Effective interest
	Note	Rate	Amount	rate	Amount
Fixed rate instruments
Time deposits	24
USD		3.6%	2,817,650	2.6%	1,787,190
EUR		2.0%	1,383,978	2.6%	54,814
TL		11.0%	1,243,843	12.8%	481,264
Other		11.1%	36,175	16.6%	16,578
Restricted cash	23
TRY		-	-	2.3%	349,243
Finance lease obligations	28
USD		20.7%	(80)	20.5%	(88)
EUR		3.4%	(48,034)	3.4%	(41,750)
Unsecured bank loans	28
TL fixed rate loans		12.1%	(1,819,944)	10.2%	(507,775)
UAH fixed rate loans		15.0%	(407,171)	24.4%	(130,109)
Secured bank loans
BYN fixed rate loans		11.9%	(5,634)	11.9%	(6,192)
UAH fixed rate loans		-	-	29.1%	(311,682)
Trade and other payables (*)
EUR fixed rate payables	32	2.6%	(1,522,615)	2.6%	(3,861,845)
Debt securities issued	28
USD		5.8%	(1,683,700)	5.8%	(1,441,163)
TRY		10.7%	(238,956)	-	-
Variable rate instruments	28
USD floating rate loans		3.2%	(1,984,533)	3.1%	(189,542)
EUR floating rate loans		2.3%	(3,593,110)	2.4%	(1,585,939)

(*) Includes 4.5G license payables related to the frequency bands which the Company has been awarded with.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments (continued)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 December 2016 would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2016 and 2015.

	Profit or loss		Equity
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
31 December 2016
Variable rate instruments (financial liability)	(55,776)	55,776	-	-
Cash flow sensitivity (net)	(55,776)	55,776	-	-
31 December 2015
Variable rate instruments (financial liability)	(17,755)	17,755	-	-
Cash flow sensitivity (net)	(17,755)	17,755	-	-

Fair values

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments (continued)

Fair values (continued)

	Fair values
	31 December 2016	31 December 2015	Fair Value hierarchy	Valuation Techniques

Currency swap contracts	611	(2,290)	Level 2	Pricing models based on discounted cash flow analysis using the applicable yield curve
Participating cross currency swap contracts (*)	382,054	-	Level 3	Pricing models based on discounted cash flow analysis using the observable yield curve
Currency forward contracts	(1,286)	216	Level 2	Pricing models based on period end foreign currency rates.
There were no transfers between levels in the period.

 (*) Participating cross currency swap contracts include EUR-TL interest and currency swap contracts, EUR put and call options, amounting to nominal value of EUR 500,000 in total and also USD-TL interest and currency swap contracts and put and call options amounting to nominal value of USD 250,000 in total. Regarding this contract, TL 40,367 accrual of interest expense and TL 8,220 accrual of interest income has been reflected to financial statements as at 31 December 2016. Since bid-ask spread is unobservable input; in valuation of currency and interest swap contracts, prices in bid- ask price range which were considered the  most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of currency and interest swap contracts would be lower amounting to TL 23,291 as at 31 December 2016.

Reconciliation of Level 3 fair value of the Group’s financial assets and financial liabilities that are measured at fair value on recurring base is stated below:

Participating cross currency swap contracts:

31 December 2016
Opening balance	-
Total gains or losses:
in profit or loss	382,054
Closing balance	382,054

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

34.	Financial instruments (continued)

Fair values (continued)

Except as detailed in the following table, the directors consider that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

The categories of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required) are stated below:

		31 December 2016		31 December 2015
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value

Assets carried at amortized cost
Other non-current assets**	18	-	-	12,687	12,687
Due from related parties-short term	38	5,861	5,861	11,760	11,760
Trade receivables and accrued income*	20	3,525,297	3,525,297	4,935,184	4,935,184
Receivables from financial services	21	2,396,372	2,396,372	-	-
Other current assets**	23	93,376	93,376	393,873	393,873
Currency forward contracts	23	-	-	216	216
Currency and interest swap contracts	23	8,220	8,220	-	-
Cash and cash equivalents***	24	6,052,352	6,052,352	2,918,796	2,918,796
		12,081,478	12,081,478	8,272,516	8,272,516

Liabilities carried at amortized cost
Loans and borrowings-long term	28	(5,345,875)	(5,345,875)	(2,127,582)	(2,127,582)
Loans and borrowings-short term	28	(2,512,631)	(2,512,631)	(645,495)	(645,495)
Debt securities issued***	28	(1,922,656)	(1,921,199)	(1,441,163)	(1,430,409)
Trade and other payables****	32	(3,241,402)	(3,241,402)	(5,726,862)	(5,726,862)
Due to related parties	38	(11,201)	(11,201)	(6,555)	(6,555)
Currency and interest swap contracts	28	(40,440)	(40,440)	(2,290)	(2,290)
Currency forward contracts	28	(1,286)	(1,286)	-	-
		(13,075,491)	(13,074,034)	(9,949,947)	(9,939,193)

* Includes non-current trade receivables amounting to TL 235,393 (31 December 2015: TL 836,256).

** Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

*** Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

**** Advances taken, taxes, withholdings payable and accruals are excluded from trade and other payables.

The methods used in determining the fair values of financial instruments are discussed in Note 4.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

35.	Operating leases

The lease contracts, which mainly comprise leases of radio, transmission, office and internet capacity, expire on various dates. The Group does not have right to purchase the leased asset at the end of the lease period. Price escalation clauses of renewal conditions in operational lease agreements differ according to various conditions.

The future minimum lease payments under non-cancellable leases are as follows:

	2016	2015
Less than one year	163,336	163,526
Between one and five years	345,374	206,030
More than five years	101,328	7,478
	610,038	377,034

Payments recognized as an expense:
	2016	2015
Minimum lease payments	837,575	751,816
Contingent lease payments	-	1,733
Total	837,575	753,549

Payments are recognized under cost of sales and administration expenses for the years ended 31 December 2016 and 2015.

36.	Guarantees and purchase obligations

As at 31 December 2016, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship, rent and advertisement services amount to TL 915,868 (31 December 2015: TL 2,752,139). Payments for these commitments are going to be made in a 5 year period.

As at 31 December 2016, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations, provided guarantees to private companies and financial guarantees to subsidiaries totaling to TL 2,370,724 as at 31 December 2016 (31 December 2015: TL 2,058,810).

As at 31 December 2016, the amounts the Company has commitments regarding lifecell’s 3G license purchases amounted to UAH 479,009 (equivalent to TL 61,996 as at 31 December 2016).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company.

License Agreements

Turkcell:

On 27 April 1998, the Company signed the Agreement for grant of concession for the establishment and Operation of the Pan-European Mobile Telephone System, GSM (hereinafter referred to as the “License Agreement”) with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year license for the provision of GSM services for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury a treasury share, equal to 15% of its gross revenues from Turkish GSM operations. In February 2002, the GSM License of the Company was renewed under provisions of the new License Agreement signed with the ICTA  and in accordance with the License Agreement, the Company became obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. Moreover on 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In accordance with the renewed License Agreement signed with the ICTA in February 2002, the Company became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behaviour and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Thereafter, the provisions of the License granted to the Company was revised and updated three times under the subsequent License Agreements signed between the Company and the ICTA in 2006, 2009 and recently in 2016. As of the date of this report, the License Agreement dated 9 February 2016 is still in effect.

Certain conditions of the current License Agreement include the following:

Coverage: The Company had to achieve population coverage of 50% with certain exceptions within  the first three years, and 90% of the population of Turkey within five years from the effective date of the first License granted to the Company.

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

License Agreements (continued)

Turkcell (continued)

Service quality: In general, the Company must meet all national and international service quality standards determined and updated by both the ICTA and the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

Tariffs: ICTA sets the initial maximum retail tariffs in TL. Thereafter, the revised License provides that the ICTA will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

Rights of the ICTA, Suspension and Termination:

The revised License is not transferable without the prior approval of the ICTA. In addition, the License Agreement gives the ICTA certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the ICTA.

The ICTA may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defence etc. During period of suspension, the ICTA may operate the Company’s GSM network itself.

The License term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

License Agreements (continued)

Turkcell (continued)

Rights of the ICTA, Suspension and Termination (continued):

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 and interest amounting to TL 68,276 (equivalent to  till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The Council of State rejected the Company’s request for the correction of the decision.

On 26 August 2013, the Company filed a lawsuit before ICC against Undersecretariat of Treasury. The lawsuit is still pending. The arbitral tribunal accepted the case with respect to all claims and ruled Treasury to pay Turkcell amounting to TL 102,649 together with its interest from date of the each payment made between 2005 and 2006 till the date of refund. Treasury filed a lawsuit for cancellation of the Final Award.

3G License

On 30 April 2009, the Company signed a separate License Agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and establishment and operation of the required infrastructure. Turkcell acquired the A license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. According to the agreement, Turkcell has provided IMT 2000/UMTS services starting from 30 July 2009.

In accordance with the 3G License Agreement, the Company must cover the population within the borders of all metropolitan municipalities and borders of all cities and municipalities in three and six years, respectively. Moreover, the Company must cover the population in all settlement areas with a population higher than 5,000 and 1,000 within eight and ten years, respectively following the effective date of the IMT 2000/UMTS License agreement.

The provisions of the IMT 2000/UMTS License agreement was revised and updated under the subsequent License Agreement signed between the Company and the ICTA in 2016. As of the date of this report, the IMT 2000/UMTS License Agreement dated 9 February 2016 is still in effect.

4.5G License

The 4.5 licensing process is finalized by signing of IMT License Commitments Document by Turkcell and therefore, ICTA granted Turkcell 4.5G License on 27 October 2015. The 4.5G License is effective for 13 years until 30 April 2029. According to the License, Turkcell started to provide 4.5G services on 1 April 2016.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

License Agreements (continued)

Turkcell (continued)

4.5G License (continued)

According to the IMT License Commitments Document, the Company;

a)	must achieve population coverage of 95% of the population of Turkey and coverage of 90% of the population within the borders of all cities and all city districts within eight years,

b)
must cover 99% of highways, high speed railroads and tunnels with lengths more than one kilometers within three years, 95% of double roads within six years and 90% of conventional railroads within ten years and,

c)
is obliged to share actively with other mobile operators, any new 3G or 4.5G site which it  will decides to build within settlement areas with a population of less than 10,000 and highways, double roads, tunnels, high speed railroads and conventional railroads.

from the effective date of the first License granted to the Company.

Also, Turkcell must purchase up to 40% of the network equipment and services from vendors with local research and development centers and up to 45% from locally produced equipments while building its infrastructure for 4.5G networks.

Belarusian Telecom:

Belarusian Telecom owns a license issued on 28 August 2008 for a period of 10 years and was valid till 28 August 2018. According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years. In accordance with the Edict of the President of the Republic of Belarus dated 26 November 2015, numbered 475, the license is now issued without limitation of the period of validity. Starting from 1 March 2016, the license is valid from the date of the licensing authority’s decision on its issue and for an unlimited period. Under the terms of its license, Belarusian Telecom is required to gradually increase its geographical coverage until the end of 2018. Belarusian Telecom has fulfilled all coverage requirements except covering all Belarusian settlements. The number of uncovered settlements is 657 out of a total of 22,552 settlements.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

License Agreements (continued)

lifecell:

lifecell owns twelve activity licenses, for GSM 900, GSM 1800, a technology neutral license, issued for 3G, one license for international and long-distance calls and eight PSTN licenses for eight regions in Ukraine. As at December 28, 2016, lifecell owned 27 frequency use licenses for IMT-2000 (UMTS), GSM-900, GSM-1800, CDMA-800 microwave Radiorelay and Broadband Radio Access, which are regional and national. 3G activity and frequency licenses were issued in March 2015, reissued due to company name change in March 2016 and are valid for 15 years. Additionally, lifecell holds a specific number range – three NDC codes for mobile networks, twelve permissions on a number resource for short numbers, eleven permissions on a number resource for SS-7 codes (7 regional and 4 international), one permission on a number resource for Mobile Network Code, nine permissions on a number resource for local ranges for PSTN licenses, two permissions on a service codes for alternative routing selection for international and long-distance fixed telephony and one permission on a code for global telecommunication service “800”.

Inteltek:

Inteltek, following an international bidding process, signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football games. The Central Betting System Contract was scheduled to expire on 30 March 2008.

Inteltek signed another contract with General Directorate of Youth and Sports (“GDYS”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting Contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GDYS ceased the implementation of the Fixed Odds Betting Contract starting from March 2007. Following this annulment decision, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with less-advantageous conditions compared to previous contract signed in 2003, which expired on 1 March 2008.

Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, having the same terms and conditions with the latest contracts signed with Spor Toto which took effect on 1 March 2008. At the same time, Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on 31 March 2008 as having the same conditions with the current contract and both contracts were to be valid for one year almost until the operation started as a result of the new tender.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

License Agreements (continued)

Inteltek (continued)

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting games based on sports competitions. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to operate the fixed odds and paramutual betting games based on sports competitions for the next ten years. New commission rate, which is 1.4% of the takings arising from the operation of the fixed odds and paramutual betting games based on sports competitions (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009. As at 31 December 2016, Inteltek has a letter of guarantee of TL 159,752 (31 December 2015: TL 159,752) provided to Spor Toto.

Inteltek has a mobile agency agreement with Spor Toto, receiving the rights to assign mobile sub agencies to operate the fixed odds and paramutual betting games based on sports competitions. As at 31 December 2016, Inteltek has a letter of guarantee of TL 25,000 (31 December 2015: TL 25,000) provided to Spor Toto for mobile agency agreement. The targeted payout is 50% of the turnover balance including VAT. The fact that Inteltek is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Public Works of the Turkish Republic of Northern Cyprus which is effective from 1 August 2007, replacing the previous GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfillment of certain conditions.

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000 including VAT, which was paid at the end of March 2008. Under the terms of the license, the system had to be operational by mid-October 2008. In 2010, Kibris Telekom has completed the radio transmission (air link) project providing direct international voice and data connection with mainland and started using it from the third quarter of 2010. The Project is the only direct connection in Turkish Republic of Northern Cyprus besides Telecommunication Authority.

Under the Mobile Communication License Agreement, Kibris Telekom also pays the tax authorities of Turkish Republic of Northern Cyprus a treasury share on monthly basis equal to 15% of gross revenues excluding accrued interest charges for the late payments, indirect taxes and accrued revenues for reporting purposes, payments made to third parties for value added services, interconnection revenues, roaming income from own subscribers after the related payment made to other operators.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

License Agreements (continued)

Turkcell Superonline:

Turkcell Superonline was authorized as a Fixed Telephony, Infrastructure, Internet Service, Satellite Communication Service, Cable Broadcast Service Provider and Mobile Virtual Network Operator and Public Access Mobile Radio Service Provider.

Authorization By-Law for Telecommunication Services and Infrastructure published in Official Gazette on dated 26 August 2004 abrogated the By-Law on Authorization for Electronic Communications Sector dated 28 May 2009. According to this abrogation, Superonline’s “Licenses” on, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service have been changed to “Authority” on, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service, Cable Broadcast Service and Superonline’s “Licenses” on Long Distance Telephony Services License has been changed to “Authority” relevant to the Fixed Telephony Services.

In accordance with the new legislation issued by ICTA, the infrastructure operator authorization right of Superonline has become infinite. As a result, Superonline revised the expected useful lives of related fixed network equipment from 15 years to 25 years.

Superonline was authorized as Platform Operator and Infrastructure Operator, according to the Radio and Television Supreme Council’s decision numbered 24, dated 26 March 2014.

Such Authorizations have been provided by the Radio and Television Supreme Council, according to the rules of the Media Law and also the Radio and Television Supreme Council By-Law on Broadcasting via Cable Networks.

In accordance with the Media Law and its regulations, the Platform Operator Authorization and Infrastructure Operator Authorization are provided annually.

Within the scope of the Platform Operator Authorization and Infrastructure Operator Authorization, Superonline has the right to operate the platform and Infrastructure of TV services.

Azerinteltek:

Azerinteltek, in which Inteltek’s shareholding is 51%, was established on 19 January 2010, and authorized to organize, operate, manage and develop the fixed-odds and para-mutual sports betting games by the Ministry of Youth and Sports of Azerbaijan for a period of 10 years. The agreement signed with Azeridmanservis which is founded by the Ministry of Youth and Sports of Azerbaijan is renewed with the same terms and conditions in accordance with the new legislation enforced in Azerbaijan regarding the betting games based on sports on 30 September 2010. Azerinteltek officially commenced sports betting games on 18 January 2011. On 4 March 2015, Azerinteltek authorization of organizing, operating, managing and developing the fixed-odds and para-mutual sports betting games of was extended till 2 March 2025.

Since January 1, 2013, Azerinteltek was authorized for the sales of lottery tickets as a main distributor by Azerlotereya. As at 1 January 2016, the authorization for the sales of lottery tickets has extended for one year.

Management believes that the Group is in compliance with the terms and conditions of the license agreements as at 31 December 2016 and 2015.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GmbH and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”).

The initial Access and Interconnection Regulation became effective when it was first issued by the ICTA on 23 May 2003, on 14 June 2007 and 8 September 2009, two subsequent Access and Interconnection Regulations were issued by the ICTA which repealed the previous Regulation. As of the date of this report, the Access and Interconnection Regulation dated 8 September 2009 (the “Regulation”) is still in effect.

The Regulation is driven largely by a goal to improve the competitive environment. Under the Regulation, the ICTA may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the Company entered into access and interconnection agreements with 56 different operators.

In addition, the ICTA has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price. The ICTA has also required telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another starting from 9 November 2008.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic. On the other hand, ICTA regulates “Standard Interconnection Tariffs” for domestic traffic.

As at 31 December 2016 the management believes that Turkcell is in compliance with the above mentioned license and interconnection agreements’ conditions and requirements in all material respects.

37.1	Onerous Contracts

Universal Project that the Company started on 17 January 2013, in order to construct and operate a mobile communication infrastructure in rural areas not covered by 2G network for the Ministry of Transport, Maritime Affairs and Communications  , has been completed  as of 3 March 2016. The Company has continued to provide operational services after 3 March 2016. Since the management of the Company anticipates that TL 32,299 arising from the services provided after the contract period can be collected, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2016.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

37.2	Dispute on Treasury Share Amounts

The Concession Agreement signed by the Company on 27 April 1998 has been renewed by virtue of the Provisional Article 2 of the Law No. 4673 and it was entered into force on 13 February 2002 upon signature by BTK; certain amendments have been made after the enactment of the Law No. 5398 dated 3 July 2005; subsequently, the agreement has been renewed on 25 February 2009 after the additional frequency band tender for GSM 900 dated 20 June 2008. The Company also signed another concession agreement on 30 September 2009 for rendering 3G mobile telecommunication services.

The Company is obliged to pay each month 90% of, 15% of its monthly gross sales; with the exception of the interest for late payment of the amounts charged to its subscribers and of the indirect taxes, fiscal obligations such as fees and duties and the invoiced amounts recorded in the accounts to the Treasury as treasury share and 10% of the remaining as the universal services share to the Ministry of Transport, Maritime Affairs and Communications. The Company is also obliged to pay once a year 0,35% of its gross sale as the Authority contribution share.

As per Article 51 titled as “Applicable Law and Settlement of Disputes” of the 2G Concession Agreement, the parties agreed that the disputes shall be settled by three arbitrators to be appointed in accordance with the arbitration rules of the International Chamber of Commerce. According to the said provision, the disputes arising from the scope, execution and termination of the agreement shall be first referred to the Licensing Coordination Committee; if it is not settled by this way within 30 days; one of the parties shall notify the other party by a letter on the outline, reasons of the dispute and its intention to commence arbitration proceedings; if the dispute cannot be settled within 15 days as of such notification, the dispute shall be solved by arbitration.

As per Article 45 titled as “Applicable Law and Settlement of Disputes” of the 3G Concession Agreement, the Council of State is authorized to solve the disputes arising from the agreement and its annexes thereof.

The Undersecretariat of Treasury alleged that the Company made deficient treasury payments in the past  and sent requests for payment and BTK requested penalty fee over the alleged underpaid treasury share amounts. The Company took legal steps to object to these requests and legal proceedings are ongoing. The maximum loss of the Company, excluding the interest for late payment arising from these disputes, for 2G Concession Agreement and 3G Concession Agreement could be TL 374,936 and TL 49,634, respectively.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2016 (31 December 2015: None).

37.3	Dispute on Special Communication Tax

Large Tax Payers Office levied Special Communication Tax (SCT) and tax penalty on the Company amounting to TL 527,639 in total, of which SCT amounting 211,056 and penalty amounting to TL 316,583 based on the claim stated on Tax Investigation Reports prepared for the years 2008-2012, that the Company should pay Special Communication Tax over the prepaid card sales made by the distributors. The Company filed 60 lawsuits in the Tax Courts for the cancellation of each tax and tax penalty claim.

Respective Courts accepted 24 of the cases filed for the cancellation of the fined tax assessment prepared for the year 2008 and 2009. Large Taxpayer Office appealed the decisions. The Company replied these requests.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

37.3	Dispute on Special Communication Tax (continued)

The Court partially accepted 12 of the cases filed for the cancellation of the fined tax assessment prepared for the year 2011. The Company appealed the decisions regarding the parts against the Company. The Large Tax Payers Office appealed the decisions regarding the parts against the Large Tax Payers Office. The Council of State rejected the stay of execution requests, made during the appeal process by the Company. The appeal process is pending.

The Large Tax Payers Office has collected TL 80,355 (TL 77,480 and TL 2,875 overdue interest) calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. No provision for the aforementioned amount is recognized in the consolidated financial statements so that it was shown in other receivables.

The Court partially accepted 12 of the cases filed for the cancellation of the fined tax assessment prepared for the year 2010. The Company appealed the decisions regarding the parts against the Company. The Council of State rejected the stay of execution requests, made during the appeal process by the Company.

The Court rejected the other 12 cases filed for the cancellation of the fined tax assessment (TL 122,802), related to the year 2012. The Company appealed the respective decisions. The Council of State partially accepted the Company’s request for the stay of execution of the First Instance Court’s decisions during the appeal process.

As per the Law no. 6736, the Company filed applications for the restructuring of penalties and interest on the SCT regarding the dispute on the tax amount for the years 2008, 2009, 2010, 2011 and 2012. Tax Office accepted the restructuring applications for the years 2008, 2009, 2010, 2012 and the Company paid the restructuring amount of TL 117,058. Within this scope the Company submitted the waiver petition to the Tax Office related with the cases for these years. On the other hand, Tax Office rejected the application for the restructuring of the SCT regarding the dispute on the tax amount for the year 2011. The Company filed a case for the cancellation of aforementioned rejection act of Tax Office for the year 2011. The case is pending.

Limited tax investigation has been performed for the year 2013, regarding the aforementioned case and no notification has been received regarding the result of the investigation by the Company.

Based on the probable payment including interest in case of restructuring the SCT for the year 2013 as per the Law no. 6736, the Company accrued provisions in the consolidated financial statements as at and for the period ended 31 December 2016 amounting to 14,866 TL (31 December 2015: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

37.4	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees

ICTA commenced in-depth investigations, against the GSM operators, on the accuracy of the subscriber numbers report for the terms, 2004-2009, 2010-2011 and 2012 which are the key input for the calculation and payment of radio utilization and usage fees. As a result of the investigations, ICTA imposed 3 separate administrative fines to the Company amounting TL 8,251 in total. The administrative fines were paid within 1 month following the notification of the decision of ICTA, with 25% discount.  The Company filed lawsuits for the cancellation of aforementioned administrative fines and ICTA’s administrative acts implied on the Company for the collection of the radio utilization and a usage fee which was claimed to have been paid deficiently. The cases are pending.

ICTA filed 4 lawsuits on 13 October 2014, 23 December 2014, 3 March 2015 and 11 April 2016 for the collection of the total amount of TL 113,353. The amount which was alleged that the Company paid deficiently by the ICTA decision took upon the investigation for the periods 2004 – 2009, 2010 – 2011, and 2012 on the radio utilization and usage fees, with its accrued interest, which will be calculated.

The Courts decided to take expert report for the cases dated 13 October 2014, 23 December 2014 and 3 March 2015. The Courts decided to consolidate the lawsuits filed by ICTA on 13 October 2014 and 23 December 2014. The expert report has been notified to the Company, for the case dated

13 October 2014. The expert committee has requested additional information and documents from the parties with this report. The Company submitted its objections and declarations against the expert report and the Court decided to take an additional expert report. The cases are pending.

On the other hand, as a result of the investigation on the same subject for the period of 2013, ICTA has imposed an administrative fine to the Company in the amount of TL 2,989 and decided that the deficiently paid amount of TL 21,191 should be collected from the Company. The amount of TL 2,241 administrative fine which was issued on 27 September 2016 have been paid within 1 month following the notification of the decision of ICTA, and 25% discount have been applied. The Company filed a lawsuit for the cancellation of aforementioned administrative fine and ICTA’s administrative acts implied on the Company for the collection of the radio utilization and usage fees which was claimed to have been paid deficiently. There is no progress in the case yet.

On the other hand, the related investigation on the same subject for the period of 2014 is currently pending and according to the inquiry of investigation which is notified to the Company, it is alleged that the amount of TL 124 have been paid deficiently. Company’s written defense was submitted to ICTA within due date.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2016 (31 December 2015: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

37.5	Disputes regarding the Law on the Protection of Competition

With the decision dated 6 June 2011 and numbered 230 established on the grounds of the investigation initiated by the Competition Board on the grounds that the Company violated the competitive environment through abusing  its dominant position in the Turkish mobile market and infringements of Article 4 and 6 of the Law No. 4054, it was decided to apply administrative fine amounting to TL 91,942 on the Company. A lawsuit was filed in the Council of State for the stay of execution and the cancellation of the execution of Article 4 and 6 by the Company.

The Council of State accepted the Company’s request for stay of execution for the part of the Competition Board decision related to the administrative fine amounting to TL 91,942 but rejected the request for the part of the decision stating that the Company abused its dominant position with its practices subject to the Competition Board decision and has to end this violation. The Competition Board objected to the decision for the accepted part and the Company objected to the decision for the rejected part. The Plenary Session of Administrative Law Divisions of the Council of State cancelled the stay of execution decision and decided to send the file back to the first instance court so as to be examined for the reasons related to the basis of the Competition Board’s stay of execution decision. Upon this decision, the Council of State rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. Vodafone demanded to be accepted to the case, as the intervening party. The Company also objected to this demand too. The Court accepted the Vodafone’s demand to intervene. The hearing took place on 8 March 2016. The Court granted an interim decision after the hearing and requested some information and documents from the Competition Authority. The Competition Authority responded to the interim decision. The Company submitted its statements against the petition of the Competition Authority.

On 8 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for the stay of execution and cancellation of the payment order on 13 March 2012. The Court accepted the lawsuit and cancelled the payment order. Tax Office appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Dogan Dagitim Satis Pazarlama Odeme Aracilik ve Tahsilat Sistemleri A.S. filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its sub-distributors which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 administrative fine to the Company. The court decided to wait for the Council of State’s final decision. The Court dismissed the interim decision on the expectation of the Council of State files, appointed the day of the hearing and decided to request information on the latest status of the files. The case is still pending.

Mobiltel İletisim Hizmetleri Sanayi ve Ticaret A.S. filed a lawsuit against the Company on 17 August 2012 claiming TL 500 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 administrative fine to the Company and that Mobiltel was not able to sale any product to the sub-dealers which were given exclusive competence by the Company. The court decided to obtain an expert report and to wait for the Council of State’s final decision. The lawsuit is pending.

Pamuk Elektronik whose dealership agreement was terminated initiated a lawsuit with a claim of a compensation three times of its alleged damages due to the Company’s actions falling within the scope of the Competition Board’s administrative monetary fine in the amount of TL 91,942 and also with a compensation claim in the amount of TL 2,100 due to the alleged unjust termination of the agreement. The Company submitted its reply petition within the time limits.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

37.	Commitments and Contingencies (continued)

37.5	Disputes regarding the Law on the Protection of Competition (continued)

The Court dismissed the case based on the ground that the dispute should be settled by arbitration since there is an arbitration clause in the agreement. Pamuk Elektronik appealed this decision, the Company submitted its response to appeal request. Subsequently, the Court of Appeal affirmed the dismissal decision of the first instance. Pamuk Elektronik requested the correction of this decision but the Court of Appeal declined such request. Pamuk sent a notification to the Company to commence the arbitration proceeding; the Company sent a response thereto. The request for arbitration filed by Pamuk Elektronik has been received and reply petition has been submitted within the time limit. The case is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2016 (31 December 2015: None).
37.6	Other ongoing lawsuits

Within consolidated financial statements prepared as of 31 December 2016, obligations which are related to following ongoing disputes have been evaluated.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2016 (31 December 2015: None).

Subject	Anticipated Maximum Risk (excluding accrued interest)	Provision
Dispute related with the Ministry of Customs and Trade	116.000	-
Disputes related with ICTA	22,544	-

38.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s key management executive officers and members of board of directors.

As at 31 December 2016 and 2015, none of the Group’s executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

38.	Related parties (continued)

Transactions with key management personnel (continued):

Total compensation provided to key management personnel is TL 60,544 and TL 66,876 for the years ended 31 December 2016 and 2015, respectively as listed below;

	31 December 2016	31 December 2015
Short-term benefits	50,001	52,767
Termination benefits	10,064	13,454
Long-term benefits	479	655
	60,544	66,876
The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Due from related parties – short term	31 December 2016	31 December 2015
MegaFon OJSC (“Megafon”)	1,387	1,592
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	1,223	-
GSM Kazakhstan Ltd (“Kazakcell”)	937	1,662
Vimpelcom OJSC (“Vimpelcom”)	586	5,223
Telia Sonera International Carrier AB (“Telia”)	577	722
Azercell Telekom MMC (“Azercell”)	446	633
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”) (*)	-	83
Millenicom Telekomunikasyon AS (“Millenicom”) (**)	-	784
Other	705	1,061
	5,861	11,760

(*)          Krea shares held by Cukurova Group were acquired by BeIN Media Group LLC on 26 August 2016.

(**)          Millenicom shares held by Cukurova Group were acquired by EWE Turkey Holding on 21 January 2016.

Due from related parties short term is shown net of allowance for doubtful debts amounting to TL 231 as at 31 December 2016 (31 December 2015: TL 302).

Due from Megafon, Telia, Vimpelcom, Azercell and Millenicom resulted from telecommunications services such as interconnection and roaming.

Due from Hobim mainly resulted from advances given for game materials.

Due from Kazakcell, mainly resulted from the software services and telecommunications services such as interconnection and roaming.

Due from Krea resulted from rental circuit system, corporate internet services and data center services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

38.	Related parties (continued)

Due to related parties – short term	31 December 2016	31 December 2015
Hobim	6,260	3,491
Kyivstar GSM JSC (“Kyivstar”)	2,382	1,375
Megafon	892	171
Geocell LLC (“Geocell”)	445	144
Other	1,222	1,374
	11,201	6,555

Due to Hobim mainly resulted from rendering invoice printing services and subscription documents services.

Due to Kyivstar , Megafon and Geocell mainly resulted from rendering telecommunications services such as interconnection and roaming.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 34.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

Revenue from related parties	2016	2015
Sales to Kyivstar
Telecommunications services	30,964	41,728
Sales to Vimpelcom
Telecommunications services	20,775	20,489
Sales to Telia
Telecommunications services	15,761	16,955
Sales to Megafon
Telecommunication services	11,773	14,958
Sales to Krea (*)
Call center services, fixed line services, rent and interest charges	3,422	4,831
Sales to Azercell
Telecommunication services	2,585	4,183
Sales to Millenicom (**)
Telecommunications services	997	8,861
Sales to KVK Teknoloji (***)
Simcard and prepaid card sales	-	217,080
Sales to other related parties	3,149	6,049
	89,426	335,134

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

38.	Related parties (continued)

Transactions with related parties (continued)

Related party expenses	2016	2015
Charges from Kyivstar
Telecommunications services	47,595	49,608
Charges from Hobim
Invoicing and archieving services	31,832	29,570
Charges from Krea
Digital television broadcasting services	5,975	15,826
Charges from Megafon
Telecommunications services	3,162	4,342
Charges from Vimpelcom
Telecommunications services	2,721	4,348
Charges from Telia
Telecommunications services	2,499	3,409
Charges from Azercell
Telecommunications services	1,361	28
Charges from Millenicom
Telecommunications services	180	5,418
Charges from KVK Teknoloji
Dealer activation fees and others	-	76,743
Charges from other related parties	8,317	9,733
	103,642	199,025

(*)	Krea income and expenses include the transactions until 26 August 2016.
(**)	Millenicom income and expenses include the transactions until 21 January 2016.
(***)	KVK Teknoloji’s shares held by Cukurova Group have been acquired by MV Holding on 6 July 2015. KVK Teknoloji income and expenses include the transactions until 6 July 2015.

Transactions with Kyivstar:

Kyivstar, an entity under common control with Alfa, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Vimpelcom:

Vimpelcom, an entity under common control with Alfa, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Telia:

Telia, a subsidiary of Sonera, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Megafon:

Megafon, a subsidiary of Sonera, is rendering and receiving telecommunications services such as interconnection and roaming.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

38.	Related parties (continued)

Transactions with related parties (continued)

Transactions with Krea:

Çukurova Holding has signed a share purchase agreement with BeIN Media Group LLC related to the sale of their shares in Krea. Share transfer has finalized as at 26 August 2016.

Krea, a direct-to-home digital television service company under the Digiturk brand name.

There are no specific agreements between Turkcell and digital channels branded under Digiturk name. Every year, as in every other media channel, standard ad spaces are purchased on a spot basis. Also, Krea provides instant football content related to Spor Toto Super League to the Company to be delivered to mobile phones and tablets.

The Company has agreements for fixed telephone, leased line, corporate internet, and data center services provided by the Company’s subsidiary Turkcell Superonline.

Transactions with Azercell:

Azercell, a subsidiary of Sonera, is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Millenicom:

Millenicom shares held by Cukurova Group were acquired by EWE Turkey Holding on 21 January 2016. Millenicom is rendering and receiving telecommunications services such as interconnection and roaming.

Transactions with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with monthly invoice printing services, manages archiving of invoices and subscription documents. Prices of the agreements are determined through alternative proposals’ evaluation.

Transactions with KVK Teknoloji:

KVK Teknoloji shares held by Cukurova Group were acquired by MV Holding on 6 July 2015. The Company has a distributorship agreement with KVK Teknoloji.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

39.	Subsidiaries

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2016 and 31 December 2015 are as follows:

			Effective Ownership Interest

Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2016 (%)	2015 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations management	100	100
Turktell	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline	Turkey	Telecommunications	100	100
Turkcell Satis	Turkey	Sales and delivery	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif (1)	Turkey	Content services	-	100
Financell	Netherlands	Financing business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Lifecell Ventures (2)	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme (3)	Turkey	Payment services	100	100
Euroasia (4)	Netherlands	Telecommunication investments	-	100
lifecell (5)	Ukraine	Telecommunications	100	100
TFS(6)	Turkey	Consumer financing services	100	100
Beltower (7)	Republic of Belarus	Telecommunications Infrastructure business	100	-
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Research and development	78	78
Inteltek	Turkey	Information and Entertainment Services	55	55
Azerinteltek (8)	Azerbaijan	Information and Entertainment Services	28	28

(1)	As at 28 December 2016, merger of subsidiaries, Turkcell Superonline and Turkcell Interaktif has been completed through the acquisition of Turkcell Interaktif by Turkcell Superonline.

(2)	The trade name of Beltur Coöperatief U.A. has changed as “Lifecell Ventures Coöperatief U.A” as at 18 August 2016.

(3)	As at 12 August 2016, Turkcell Ödeme has received official authorization from Banking Regulation and Supervision Agency.

(4)	As at 30 December 2016, merger of subsidiaries, Lifecell Ventures and Euroasia has been completed through the acquisition of Euroasia by Lifecell Ventures

(5)	The trade name of Astelit has changed as “lifecell LLC” as at 2 February 2016.

(6)
As at 22 October 2015, the consumer financing company is incorporated  and has received official authorization as at 21 January 2016. As at 21 September 2016, Turkcell Finansman has authorized its brand name as “Financell”.

(7)	As at 19 December 2016, Beltower has been incorporated in Republic of Belarus.

(8)	Inteltek has directly or indirectly effective ownership interest rate 51% in total on Azerinteltek.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

39.	Subsidiaries (continued)

Details of non-wholly owned subsidiaries that have material non-controlling interests to the Company are disclosed below:

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interests and voting rights held by non-controlling interest		Profit / (loss) allocated to non-controlling interests		Accumulated non-controlling interests
		31 December 2016	31 December 2015	31 December 2016	31 December 2015	31 December 2016	31 December 2015

Inteltek	Turkey	45.00%	45.00%	39,346	38,362	50,863	63,819
lifecell (*)	Ukraine	-	-	-	(209,323)	-	-
Individually immaterial subsidiaries with non –controlling interest				12,369	6,858	5,769	266
				51,715	(164,103)	56,632	64,085

(*) Figures for the year 2015 represent the amounts acquired till the date of acquisition of 44.96% shares of lifecell from SCM.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

39.	Subsidiaries (continued)

Summarized financial information in respect of Inteltek is set out below.  The summarized financial information below represents amounts before intragroup eliminations.

Inteltek

	31 December	31 December
	2016	2015

Current assets	191,199	203,028
Non-current assets	17,367	25,068
Current liabilities	30,516	31,135
Non-current liabilities	65,020	55,141
Equity attributable to owners	113,030	141,820

	2016	2015

Revenue	178,408	139,077
Expenses	(90,973)	(53,829)
Profit for the year	87,435	85,248

Other comprehensive income / (loss) for the year	(618)	(379)
Dividend paid to non-controlling interests	(44,888)	(92,542)

Net cash inflow from operating activities	69,497	66,055
Net cash inflow from investing activities	17,470	27,355
Net cash outflow from financing activities	(119,751)	(205,648)
Effects of foreign exchange rate fluctuations on
cash and cash equivalents	18,213	11,795
Net cash outflow	(14,571)	(100,443)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2016
(Amounts expressed in thousands of Turkish Liras unless otherwise indicated except share amounts)

40.	Subsequent events

Within the scope of the Decree Law No. 683 published on 23 January 2017, the Company will be able to pay EUR denominated 4.5G license obligation in Turkish liras converted at the buying exchange rate announced by the Central Bank of the Republic of Turkey on 2 January 2017 upon request of the Company.

Aktif Yatırım Bankası A.S. Turkcell Asset Finance Fund, founded by Aktif Yatırım Bankası A.S. and mandated to issue asset-backed securities with a structure in which our Company’s 100% subsidiary Turkcell Finansman. will be the originator, has applied to the Capital Markets Board of Turkey (“CMB”) for the issuance certificate of asset-backed securities with an amount of up to TRY 100,000 within one year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 17, 2017	By:	/s/Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations & Merger & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 17, 2017	By:	/s/Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance – Executive Vice President

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 17, 2017	By:	/s/Selen Doganca
	Name:	Selen Doganca
	Title:	Finance Director